MERCANTILE BANK 2002 ANNUAL REPORT

TO OUR SHAREHOLDERS

TO OUR CUSTOMERS

FIVE YEARS OF SERVICE

TO OUR COMMUNITY

Mercantile Bank turned five years old on December 15, 2002.

It was just one of many impressive figures posted for the year, as our vision for a business-focused community bank in West Michigan continues to be validated by customers and investors.

QUITE SIMPLY, OUR PERFORMANCE IN THE PAST YEAR WAS OUR BEST EVER.

As it became apparent that 2002 would be our fifth straight year of record growth, we began to notice a shift in the way we are perceived and portrayed. No longer labeled a "promising newcomer," we're now being lauded for our sustained achievements, especially in light of what has been one of the most stagnant economies in many decades.

Inevitably, we're asked to share the secret of our success – the breakthrough idea that has enabled us to soar while so many others are experiencing a downturn.

The answer inevitably disappoints those looking for flash and sizzle. There is no secret – just the same strategy we outlined when we opened our doors five years ago. We hire, develop and maintain a peerless team of banking professionals, charge them with delivering a superior level of service, support them and our customers with local decision-making, and guide their efforts with a local Board of Directors.

Underlying this strategy is an adherence to the simple principles espoused by our parents, and their parents before them: There is no substitute for hard work. Discipline is essential. And a well-honed sense of responsibility is a greater motivator than money can ever be.

Five Years of Achievement

IPO 1,300,000 shares of common stock issued

October 1997



Opened for business in downtown Grand Rapids

December 1997


Mercantile Bank
thanks you.
100,000,000 times.

$100,000,000 in assets

April 1998

AT MERCANTILE, OUR RESPONSIBILITY IS THREE-FOLD:

^ A responsibility to our shareholders to operate the most efficient, effective and ethical operation possible, so that we may maximize their returns.

^ A responsibility to our customers to offer the products and services they need, and to deliver them in an urgent, attentive, responsive manner that distinguishes us from the competition.

^ A responsibility to our community to share our good fortune, to give back to those who support us, to give a leg up to those who will use it, and to give hope to those who need it most.

We are pleased to report to you that Mercantile Bank more than lived up to its responsibility on all three fronts in 2002.

RESPONSIBILITY TO SHAREHOLDERS

The most effective measure of our responsibility to shareholders is the bottom line. In 2002, our bottom line looked very well, indeed, as we continued to generate outstanding asset and earnings growth.

Mercantile Bank earned record net income of $7.8 million in 2002. This is an increase of 73% over the $4.5 million earned in 2001. Fully diluted earnings per share increased from $1.10 in 2001 to $1.41 in 2002, a gain of 28%. This increase in earnings per share was achieved notwithstanding a 34% increase in average shares outstanding, from 4.1 million in 2001, to 5.5 million during 2002.


EARNINGS PER SHARE GROWTH (SINCE INCEPTION)
2,208
2,896
2,870
4,084
5,503
$0.50
$0.72
$0.97
$1.10
$1.41
1998
1999
2000
2001
2002
EPS
Average Shares Outstanding

850,000 shares of common stock issued	Posted first quarterly profit	$250,000,000 in assets	Alpine Branch opened
July 1998	October 1998	March 1999	June 1999




ASSET GROWTH BY QUARTER SINCE INCEPTION (000)
$950,000
$900,000
$850,000
$800,000
$750,000
$700,000
$650,000
$600,000
$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
12/31/97 (2 WEEKS)
3/31/98
6/30/98
9/30/98
12/31/98
3/31/99
6/30/99
9/30/99
12/31/99
3/31/00
6/30/00
9/30/00
12/31/00
3/31/01
6/30/01
9/30/01
12/31/01
3/31/02
6/30/02
9/30/02
12/31/02

Similar growth was recorded throughout our portfolio. Net assets increased 33% year to year. Net interest income was 44% higher than the year before. Non-interest income soared 66% over 2001.

It is important to note that our growth did not come at the expense of asset quality. Our loan quality continues to be the envy of both our peer group and our region. At December 31, past-due loans represented just .11% of total loans, while net charge-offs for the year were just .09% of average loans.


Bank @ Net Speed.
www.mercbank.com
Try it now today!

July 1999	September 1999	September 2000	September 2000	December 2000
Shares listed on Nasdaq National Market	1,600,000 Trust Preferred securities issued	Internet banking launched	Mercantile Bank Mortgage Company formed	$500,000,00 in assets

At the same time, our efficiency ratio – a measure of the overhead expense it takes to generate a dollar of revenue – once again improved in 2002, to 47.86%. This figure is significantly better than that achieved by many of our peers.

to shareholders. Shares were distributed on February 3, 2003.

Mercantile Bank also announced its first-ever cash dividend. A quarterly cash dividend of $0.08 per share was declared on January 6, 2003



THE MERCANTILE BOARD OF DIRECTORS DECLARED A CASH DIVIDEND ON JANUARY 6, 2003.
BACK ROW (L-R): LARRY LARSEN, DAVID HECHT, ED CLARK, DAVE CASSARD, SUSAN JONES, DALE VISSER, BETTY BURTON, PETE CORDES, BOB WYNALDA, DOYLE HAYES
FRONT ROW (L-R): CAL MURDOCK, JOHN GILL, JERRY JOHNSON, DON WILLIAMS, MIKE PRICE.

Our performance in 2002 paid dividends on Wall Street, as well. Throughout 2002, Mercantile Bank stock received the highest investment rating from the investment banking firms that provide research on our company. And for the third straight year, Mercantile Bank declared a 5% stock dividend and paid on March 10. The Mercantile Board of Directors made the decision to pay a cash dividend earlier than had been anticipated due to our continued strong earnings and capital position and our desire to broaden our stock's appeal even further among retail and institutional investors.

Declared 5% stock dividend	70,000 shares of common stock issued	446,600 shares of common stock issued	1,610,000 shares of common stock issued		Wyoming Branch and Operations Center opened
January 2001	February 2001	March 2001	August 2001		September 2001

RESPONSIBILITY TO CUSTOMERS

The most tangible expression of our responsibility to customers this past year was the opening of our fourth office in December 2002. Located in the southeast quadrant of Grand Rapids, the Kentwood branch is easily accessible to business and industry in that area. It is also convenient for a burgeoning population on the move to outlying areas of Grand Rapids.

Also in December, we broke ground on what will be our fifth location. The Knapp's Corner branch will serve the northeast sector of Grand Rapids. Slated to open in Spring 2003, Knapp's Corner will complete our short-term plans for "bricks-and-mortar" expansion.

But it certainly won't end our efforts to improve customer access. We continue to invest in new technologies that provide customers with multiple means of interfacing with Mercantile. In 2002, we instituted two Web-based services that enable customers to manage their accounts more efficiently.

Mercantile Funds Manager allows customers to go online to view in advance the check items that will





A HIGH-FLYING RETIRED BUSINESSMAN WITH DIVERSE FINANCIAL INTERESTS AND A COUPLE THAT BUYS, RENOVATES AND SELLS HOUSES — JUST TWO OF MERCANTILE'S PERSONAL BANKING CUSTOMERS. L-R: TOM SHEEHAN, JR., DANNA MATHIESEN, JOY HULST (STANDING), BARB AND AL HAAS.



Administration building opened

October 2001

Merchant Banking established

October 2001


Mercantile Bank Payroll Services
Why rely on your bank to process your payroll?
Look at the numbers...
MERCANTILE

Payroll Services launched

October 2001

clear their accounts overnight. This service is intended to help businesses and individuals more accurately forecast account balances and prevent overdrafts.

Mercantile Check Manager allows customers to access canceled check images online, anytime. Each month, customers receive space-saving copies of checks rather than the checks themselves, making it easier to organize and reference financial histories. We can even create a CD-ROM archive of check images for high-volume check customers.

We also introduced Mercantile Insurance Center in 2002. By joining a consortium of banks from across Michigan, we have been able to offer customers a wide variety of personal and small business insurance products – without having to assume significant start-up costs or hire dedicated personnel. Instead, the consortium shares the cost of a centralized service. Customers simply call a toll-free number and speak to a trained, licensed representative about their insurance needs.





MERCANTILE BUSINESS CUSTOMERS RUN THE GAMUT FROM START-UP FIRMS (ALPINE FAMILY EYECARE) TO INTERNATIONAL CORPORATIONS (DOOGE VENEERS).
L-R: KEANE BLASZCZYNSKI, DR. KEITH MOULDS, DALE SMITH, MARK HOFFHINES AND HENRY GIGNAC.

Retail Loan Center opened		Brokerage and Trust products offered	180,000 shares of common stock issued	Declared 5% stock dividend
December 2001		December 2001	December 2001	January 2002

Mercantile Insurance Center joins Mercantile Payroll Services, Mercantile Investment Center, Mercantile Bank Mortgage Company and our BIDCO/Merchant Banking subsidiary as another step in our quest to become a one-stop financial resource for time-stressed customers.

In addition to strengthening our relationship with customers, these services generate additional fee-based income that can boost our bottom line.



KENTWOOD BRANCH MANAGER SONALI ALLEN WORKS WITH OTTAWA HILLS HIGH SCHOOL TO TEACH STUDENTS ABOUT PERSONAL FINANCES. L-R: JEWELINE BROWN (STUDENT), SONALI ALLEN, DIANE MCMILLIAN AND DOROTHY BROWN (ADMINISTRATORS), AND CHARLES ANDERSON (STUDENT).

RESPONSIBILITY TO COMMUNITY

We are acutely aware that the unique socioeconomic conditions of West Michigan have played an important role in our unprecedented growth. We feel a special responsibility to be a good corporate citizen and give back to the community.

We actively encourage employees to donate their time and expertise to local causes. Many serve as Directors for non-profit organizations, volunteer at human services charities and participate in fund-raising events. We salute their generosity, and support

$750,000,000
in assets

May 2002

MERCANTILE
INSURANCE CENTER

Mercantile Insurance Center opened

June 2002

Named one of America's 100 fastest-growing businesses by FSB: Fortune Small Business

June 2002

their efforts whenever possible with flexible scheduling and financial assistance.

On a corporate level, we focus our philanthropy on underserved segments of the local population. The management team and Board of Directors direct monies to worthy causes throughout the year. In addition, we have formed a philanthropy committee comprised of employees from all departments throughout the bank and representatives from the bank's Board of Directors. This committee annually polls all employees to determine a recipient for the year's "Impact Gift" – a substantial contribution intended to directly benefit people in need.

In 2002, the Impact Gift was awarded to the Grand Rapids affiliate of Habitat for Humanity, which builds decent, affordable housing for residents. Past years' recipients include the Children's Assessment Center, which protects, assists, and comforts child victims of suspected sexual abuse; and Grand Rapids Opportunities for Women (G.R.O.W.), which helps women entrepreneurs start or expand their own businesses.

Our own ongoing expansion may be the biggest contribution we've made to the community. We opened our doors five years ago with 16 employees. Today, we employ more than 140 people – helping to sustain a local economy that has mirrored the national slowdown.





MERCANTILE IS A STRONG ADVOCATE OF MINORITY BUSINESS OWNERSHIP, SERVING CUSTOMERS LIKE IGLESIA EVANGELICA DE RESTAURACION ELIM AND BOSTON SQUARE SHELL STATION.
L-R: WANDA MARTINEZ, PASTOR MANUEL SIGARAN, PAT JULIEN AND EDWARD EURSHER.

Check Imaging technology introduced

October 2002


Mercantile's Pat Julien receives award for service to minority business.
MERCANTILE

Pat Julien named Minority Business Financial Services Advocate of the Year by Grand Rapids Chamber of Commerce

October 2002



Kentwood Branch opened

December 2002

AN EQUATION FOR SUCCESS

It's no coincidence that the Mercantile Bank logo is a triangle. One side represents shareholders, another customers, and the third, community.

The three sides come together to point upwards, paralleling our vision for the future.

It's an equation that has served us phenomenally well the past five years. We know it will continue to do so in the future.

WE THANK YOU FOR YOUR SUPPORT IN 2002 AND WISH YOU A PROSPEROUS 2003.



L-R: BOB KAMINSKI, JERRY JOHNSON, CHUCK CHRISTMAS, MIKE PRICE.

Gerald R. Johnson, Jr.
Chairman
Chief Executive Officer

Michael H. Price
President
Chief Operating Officer

Robert B. Kaminski, Jr.
Senior Vice President
Secretary

Charles E. Christmas
Senior Vice President
Chief Financial Officer

Declared 5% stock dividend & 8¢ per share cash dividend

January 2003



Knapp's Corner Branch to open

May 2003

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________________

Commission File Number 000-26719

MERCANTILE BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**38-3360865**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)
5650 Byron Center Avenue SW, Wyoming, Michigan	**49509**
(Address of Principal Executive Offices)	(Zip Code)

(616) 406-3777
(Registrant's Telephone Number including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

None

Securities Registered Pursuant Section 12(g) of the Act:

Common Stock
(Title of Class)

9.60% Cumulative Preferred Securities, $10 Liquidation Amount
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. YES _X_ NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES _X_ NO ___

The aggregate value of the common equity held by non-affiliates (persons other than directors and executive officers) of the Registrant, computed by reference to the average of the closing bid and asked prices of the common stock as of the last business day of the Registrant's most recently completed second quarter, adjusted for the 5% stock dividend paid on February 3, 2003, was approximately $96.6 million.

As of February 3, 2003, there were issued and outstanding 5,405,706 shares of the Registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 Annual Meeting of Shareholders (Portions of Part III).

PART I

ITEM 1. BUSINESS

The Company

Mercantile Bank Corporation is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries. As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). We were organized on July 15, 1997, under the laws of the State of Michigan, primarily for the purpose of holding all of the stock of Mercantile Bank of West Michigan ("our bank"), and of such other subsidiaries as we may acquire or establish. Our bank commenced business on December 15, 1997. MBWM Capital Trust I ("the trust"), a wholly-owned business trust subsidiary, was formed in September 1999. Mercantile Bank Mortgage Company ("our mortgage company"), a wholly-owned subsidiary of our bank, initiated business in October 2000. On February 7, 2002, Mercantile BIDCO, Inc. ("our BIDCO"), a wholly-owned subsidiary of our bank, was granted a license by the Michigan Office of Financial and Insurance Services to operate as a Michigan Business and Industrial Development Company under the Michigan BIDCO Act of 1986. Mercantile Insurance Center, Inc. ("our insurance company"), a wholly-owned subsidiary of our bank, commenced operations during 2002 to offer insurance products.

To date we have raised capital from our initial public offering of common stock in October 1997, a public offering of common stock in July 1998, issuance of cumulative preferred securities in September 1999, three private placements of common stock during 2001 and a public offering of common stock in August 2001. Our expenses have generally been paid using the proceeds of the capital sales and dividends from our bank. Our principal source of future operating funds is expected to be dividends from our bank.

We filed an election to become a financial holding company, pursuant to the Bank Holding Company Act, as amended by Title I of the Gramm-Leach-Bliley Act and implementing Federal Reserve Board regulations, which election became effective March 23, 2000.

Our Bank

Our bank is a state banking company that operates under the laws of the State of Michigan, pursuant to a charter issued by the Michigan Office of Financial and Insurance Services. Our bank's deposits are insured to the maximum extent provided by law by the Federal Deposit Insurance Corporation ("FDIC"). Our bank's primary service area is the Kent and Ottawa County areas of West Michigan, which includes the City of Grand Rapids, the second largest city in the State of Michigan.

Our bank, through its main office located at 216 North Division Avenue, Grand Rapids, Michigan, its combination branch and retail loan center located at 4613 Alpine Avenue, Comstock Park, Michigan, its combination branch and operations center located at 5610 Byron Center Avenue SW, Wyoming, Michigan, its branch located at 4860 Broadmoor, Kentwood, Michigan and its administration facility located at 5650 Byron Center Avenue SW, Wyoming, Michigan, provides commercial and retail banking services primarily to small- to medium-sized businesses based in and around Grand Rapids. Our bank makes secured and unsecured commercial, construction, mortgage and consumer loans, and accepts checking, savings and time deposits. Our bank owns four automated teller machines ("ATM") that participate in the MAC, NYCE and PLUS regional network systems, as well as other ATM networks throughout the country. Our bank also enables customers to conduct certain loan and deposit transactions by telephone and personal computer. Courier service is provided to certain commercial customers, and safe deposit facilities are available at all locations. Our bank does not have trust powers. In December 2001, our bank entered into a joint brokerage services and marketing agreement with Raymond James Financial Services, Inc. to make available to our bank's customers financial planning, retail brokerage, equity research, insurance and annuities, retirement planning, trust services and estate planning.

The Trust

In 1999 we formed the trust, a Delaware business trust. The trust's business and affairs are conducted by its property trustee, a Delaware trustee, and three individual administrative trustees who are employees and officers of the company. The trust was established for the purpose of issuing and selling its preferred securities and common securities, and used the proceeds from the sales of those securities to acquire subordinated debentures issued by the company. Substantially all of the net proceeds received by the company from the transaction were contributed to our bank as capital. Additional information regarding the trust is incorporated by reference to "Note 15 – Trust Preferred Securities" and "Note 17 – Regulatory Matters" of the Consolidated Financial Statements included in this Annual Report on pages F-44 and F-45.

Our Mortgage Company

Our mortgage company commenced operations on October 24, 2000 when our bank contributed most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans to our mortgage company. On the same date our bank also transferred its residential mortgage origination function to our mortgage company. Mortgage loans originated and held by our mortgage company are serviced by our bank pursuant to a servicing agreement.

Our BIDCO

Our BIDCO was granted a license by the Michigan Office of Financial and Insurance Services on February 7, 2002, to operate our BIDCO as a Michigan Business and Industrial Development Company. Our BIDCO, a non-depository Michigan financial institution, offers equipment lease financing, asset based loans, junior debt facilities and other financing where equity features may be part of the facility pricing.

Our Insurance Company

Our insurance company acquired an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Burnham Insurance Group for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Burnham Insurance Group as their agent. The insurance products are marketed through a central facility operated by the Michigan Bankers Insurance Association, members of which include the insurance subsidiaries of various Michigan-based financial institutions and Burnham Insurance Group. Our insurance company receives commissions based upon written premiums produced under the Agency and Institution Agreement.

Effect of Government Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies, and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation or avoid a recession. The policies of the Federal Reserve Board have a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities, and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. Our bank maintains reserves directly with the Federal Reserve Bank of Chicago to the extent required by law. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Regulation and Supervision

As a bank holding company under the Bank Holding Company Act, we are required to file an annual report with the Federal Reserve Board and such additional information as the Federal Reserve Board may require. We are also subject to examination by the Federal Reserve Board.

The Bank Holding Company Act limits the activities of bank holding companies that have not qualified as financial holding companies to banking and the management of banking organizations, and to certain non-banking activities. These non-banking activities include those activities that the Federal Reserve Board found, by order or regulation as of the day prior to enactment of the Gramm-Leach-Bliley Act, to be so closely related to banking or managing or controlling banks as to be a proper incident to those activities. These non-banking activities include, among other things: operating a mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, nonoperating basis; and providing discount securities brokerage services for customers. With the exception of the respective activities of our mortgage company and our BIDCO discussed above, neither we nor any of our subsidiaries engages in any of the foregoing non-banking activities.

In March 2000, our election to become a financial holding company, as permitted by the Bank Holding Company Act, as amended by Title I of the Gramm-Leach-Bliley Act, was accepted by the Federal Reserve Board. In order to continue as a financial holding company, we and our bank must satisfy certain statutory requirements regarding capitalization, management, and compliance with the Community Reinvestment Act. As a financial holding company, we are permitted to engage in a broader range of activities than are permitted to bank holding companies.

Those expanded activities include any activity which the Federal Reserve Board (in certain instances in consultation with the Department of the Treasury) determines, by order or regulation, to be financial in nature or incidental to such financial activity, or to be complementary to a financial activity and not to pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Such expanded activities include, among others: insuring, guaranteeing, or indemnifying against loss, harm, damage, illness disability or death, or issuing annuities, and acting as principal, agent, or broker for such purposes; providing financial, investment, or economic advisory services, including advising a mutual fund; and underwriting, dealing in, or making a market in securities. Other than the insurance agency activities of our insurance company, neither we nor our subsidiaries presently engage in any such expanded activity.

Our bank is subject to certain restrictions imposed by federal law and regulation. These restrictions apply to any extension of credit to us or to our other subsidiaries, to investments in stock or other securities that we issue, to the taking of such stock or securities as collateral for loans to any borrower, and to acquisitions of assets or services from, and sales of certain types of assets to, us or our other subsidiaries. Federal law prevents us from borrowing from our bank unless the loans are secured in designated amounts with specified forms of collateral.

With respect to the acquisition of banking organizations, we are generally required to obtain the prior approval of the Federal Reserve Board before we can acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank, if, after such acquisition, we would own or control more than 5% of the voting shares of the bank. Acquisitions across state lines are subject to certain state and Federal Reserve Board restrictions.

Employees

As of December 31, 2002, we and our bank employed 103 full-time and 31 part-time persons. Management believes that relations with employees are good.

Lending Policy

As a routine part of our business, we make loans and leases to businesses and individuals located within our market area. Our lending policy states that the function of the lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the creditworthy businesses and individuals who are our customers. We recognize that in the normal business of lending, some losses on loans and leases will be inevitable and should be considered a part of the normal cost of doing business.

Our lending policy anticipates that priorities in extending loans and leases will be modified from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria in granting loans and leases, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan or lease; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

The lending policy further limits the amount of funds that may be loaned or leased against specified types of real estate collateral. For certain loans secured by real estate, the policy requires an appraisal of the property offered as collateral by a state certified independent appraiser. The policy also provides general guidelines for loan to value and lease to value limits for other types of collateral, such as accounts receivable and machinery and equipment. In addition, the policy provides general guidelines as to environmental analysis, loans to employees, executive officers and directors, problem loan and lease identification, maintenance of an allowance for loan and lease losses, loan and lease review and grading, mortgage and consumer lending, and other matters relating to our lending practices.

The Board of Directors has delegated significant lending authority to officers of our bank. The Board of Directors believes this empowerment, supported by our strong credit culture and the significant experience of our commercial lending staff, makes us responsive to our customers. The loan policy currently specifies lending authority for certain officers up to $1.0 million, and $6.0 million for our bank's Chairman of the Board and its President and Chief Executive Officer; however, the $6.0 million lending authority is used only in rare circumstances where timing is of the essence. Generally, loan requests exceeding $2.5 million require approval by the Officers Loan Committee, and loan requests exceeding $3.0 million, up to the legal lending limit of approximately $19.0 million, require approval by the Board of Directors. In most circumstances we apply an in-house lending limit that is significantly less than our bank's legal lending limit.

Lending Activity

Commercial Loans. Our commercial lending group originates commercial loans and leases primarily in our market area. Commercial loans and leases are originated by ten lenders, with over 165 years of combined commercial lending experience. Loans and leases are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing including new construction and land development.

Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower's year-end financial reporting. These loans are generally secured by substantially all of the assets of the borrower, and have an interest rate tied to the national prime rate. Loans and leases for machinery and equipment purposes typically have a maturity of three to five years and are fully amortizing, while commercial real estate loans are usually written with a five-year maturity and amortized over a 15 year period. These commercial loan and lease types have an interest rate that is fixed to maturity or is tied to the national prime rate.

We evaluate many aspects of a commercial loan or lease transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of the management, products, markets, cash flow, capital, income and collateral. This analysis includes a review of the borrower's historical and projected financial results. Appraisals are generally required by certified independent appraisers where real estate is the primary collateral, and in some cases, where equipment is the primary collateral. In certain situations, for creditworthy customers, we may accept title reports instead of requiring lenders' policies of title insurance.

Commercial real estate lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's business operations. We attempt to minimize the risks associated with these transactions by generally limiting our commercial real estate lending to owner-operated properties of well-known customers or new customers whose businesses have an established profitable history. In many cases, risk is further reduced by limiting the amount of credit to any one borrower to an amount considerably less than our legal lending limit and avoiding certain types of commercial real estate financings.

We have no material foreign or agricultural loans, and no material loans to energy producing customers.

Single-Family Residential Real Estate Loans. Our mortgage company originates single-family residential real estate loans in our market area, usually according to secondary market underwriting standards. Loans not conforming to those standards are made in limited circumstances. Single-family residential real estate loans provide borrowers with a fixed or adjustable interest rate with terms up to 30 years.

Our bank has a home equity line of credit program. Home equity credit is generally secured by either a first or second mortgage on the borrower's primary residence. The program provides revolving credit at a rate tied to the national prime rate.

Consumer Loans. We originate consumer loans for a variety of personal financial needs, including new and used automobiles, boat loans, credit cards and overdraft protection for our checking account customers. Consumer loans generally have shorter terms and higher interest rates and usually involve more credit risk than single-family residential real estate loans because of the type and nature of the collateral.

While we do not utilize a formal credit scoring system, management believes our consumer loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income of the borrower. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

Management believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

Loan and Lease Portfolio Quality

We utilize a comprehensive grading system for our commercial loans and leases as well as residential mortgage and consumer loans. Administered as part of the loan and lease review program, all commercial loans and leases are graded on an eight grade rating system. The rating system utilizes a standardized grade paradigm that analyzes several critical factors such as cash flow, management and collateral coverage. All commercial loans and leases are graded at inception and later at various intervals. Residential mortgage and consumer loans are graded on a four grade rating system using a separate standardized grade paradigm that analyzes several critical factors such as debt-to-income and credit and employment histories. Residential mortgage and consumer loans are generally only graded once after the loans are made.

Our independent loan and leases review program is primarily responsible for the administration of the grading system and ensuring adherence to established lending policies and procedures. The loan and lease review program is an integral part of maintaining our strong asset quality culture. The loan and lease review function works closely with senior management, although it functionally reports to the Board of Directors. All commercial loan and lease relationships exceeding $1.0 million are formally reviewed every twelve to eighteen months. Watch list credits are formally reviewed monthly. Credits between $0.5 million and $1.0 million are formally reviewed every two years, with a random sampling performed on credits under $0.5 million.

Loans and leases are placed in a nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. For the year ended December 31, 2002, loans and leases placed in nonaccrual status totaled $0.8 million, or 0.11% of total loans. At December 31, 2002, there were no other significant loans where known information about credit problems of borrowers causes management to have serious doubts as to the ability of the borrower to comply with present repayment terms. Management is not aware of any potential problem credits that could have a material adverse effect on our operating results, liquidity, or capital resources.

Additional detail and information relative to the loan and lease portfolio is incorporated by reference to Management's Discussion and Analysis of Financial Condition and Results of Operation ("Management's Discussion and Analysis") beginning on Page F-4 and Note 3 of the Consolidated Financial Statements on pages F-34 and F-35 included in this Annual Report.

Allowance for Loan and Lease Losses

In each accounting period, the allowance for loan and lease losses ("allowance") is adjusted by management to the amount management believes is necessary to maintain the allowance at adequate levels. Through its loan and lease review and credit departments, management attempts to allocate specific portions of the allowance based on specifically identifiable problem loans and leases. Management's evaluation of the allowance is further based on, but not limited to, consideration of internally prepared calculations based upon the experience of senior management and lending staff making similar loans and leases in the same community over the past 15 years, composition of the loan and lease portfolio, third party analysis of the loan and lease administration processes and portfolio and general economic conditions. In addition, our bank's status as a relatively new banking organization, the rapid loan growth since inception and commercial lending emphasis is taken into account. Management believes that the present allowance is adequate, based on the broad range of considerations listed above.

The primary risks associated with commercial loans and leases are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing periodic financial statements from its commercial loan and lease customers, and periodically reviews existence of collateral and its value. The primary risk element considered by management with respect to each consumer and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve our bank's collateral position.

Additional detail regarding the allowance is incorporated by reference to Management's Discussion and Analysis beginning on Page F-4 and Note 3 of the Consolidated Financial Statements of the Company on pages F-34 and F-35 included in this Annual Report.

Although management believes the allowance is adequate to absorb losses as they arise, there can be no assurance that we will not sustain losses in any given period which could be substantial in relation to, or greater than, the size of the allowance.

Investments

Our principal investments are our investment in the common stock of our bank and the common securities of the trust. Our funds may be invested from time to time in various debt instruments, including obligations of or guaranteed by the United States, general obligations of a state or political subdivision or an agency of a state or political subdivision, banker's acceptances or certificates of deposit of United States commercial banks, or commercial paper of United States issuers rated in the highest category by a nationally-recognized investment rating service. We are permitted to make portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities which may include real estate-related activities such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. However, we have no present plans to make any of these equity investments. Our Board of Directors may alter the investment policy at any time without shareholder approval.

Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Among such permitted equity investments are shares of a subsidiary insurance agency, mortgage company, or Michigan business and industrial development company, such as our insurance company, our mortgage company, or our BIDCO. Under another such exception, in certain circumstances and with the prior approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale, or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank's Board of Directors may alter the investment policy without shareholder approval at any time.

Additional detail and information relative to the securities portfolio is incorporated by reference to Management's Discussion and Analysis beginning at Page F-4 and Note 2 of the Consolidated Financial Statements on pages F-33 and F-34 included in this Annual Report.

Competition

Our primary market area for loans and core deposits is the Kent and Ottawa Counties of western Michigan, which includes the City of Grand Rapids, the second largest city in the State of Michigan. We face substantial competition in all phases of our operations from a variety of different competitors. We compete for deposits, loans and other financial services from numerous Michigan-based and out-of-state banks, savings banks, thrifts, credit unions and other financial institutions as well as from other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Many of our primary competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do, and offer branch networks and other services which we do not. Most of these same entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services.

Selected Statistical Information

Management's Discussion and Analysis beginning at Page F-4 in this Annual Report includes selected statistical information.

Return on Equity and Assets

Return on Equity and Asset information is included in Management's Discussion and Analysis beginning at Page F-4 in this Annual Report.

Available Information

We maintain an internet website at www.mercbank.com. We make available on or through our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

ITEM 2. PROPERTIES

Our bank leases a one story building in downtown Grand Rapids, Michigan for use as its main office. This building is of masonry construction and has approximately 11,000 square feet of usable space with on-site parking. The lease for this facility, which commenced in 1997, has an initial term of ten years and our bank has four, five-year renewal options. The address of this facility is 216 North Division Avenue, and is located in downtown Grand Rapids.

Our bank designed and constructed a full service branch and retail loan facility in Alpine Township, a northwest suburb of Grand Rapids, which opened in July of 1999. The facility is one story, of masonry construction, and has approximately 8,000 square feet of usable space. The land and building is owned by our bank. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 4613 Alpine Avenue NW, Comstock Park, Michigan.

During 2001 our bank designed and constructed two facilities on a 4-acre parcel of land located in the City of Wyoming, a southwest suburb of Grand Rapids. The land had been purchased by our bank in 2000. The larger of the two buildings is a full service branch and operations facility opened in September of 2001. The facility is two stories, of masonry construction, and has approximately 25,000 square feet of usable space. The facility is owned by our bank, and has multiple drive-through lanes and ample parking space. The address of this facility is 5610 Byron Center Avenue SW, Wyoming, Michigan. The other building, a single story facility of masonry construction with approximately 7,000 square feet of usable space, accommodates the administration function. This facility is also owned by the bank. The address of this facility is 5650 Byron Center Avenue SW, Wyoming, Michigan.

During 2002 our bank designed and constructed a full service branch in the City of Kentwood, a southeast suburb of Grand Rapids, which opened in December of 2002. The land had been purchased by our bank in 2001. The facility is one story, of masonry construction, and has approximately 10,000 square feet of usable space. The facility is owned by our bank, and has multiple drive-through lanes and ample parking space. The address of this facility is 4860 Broadmoor, Kentwood, Michigan.

During 2002 our bank designed and started construction of a full service branch in the northeast quadrant of the City of Grand Rapids. The land had been purchased by our bank in 2002. The facility will be one story, of masonry construction, and will have approximately 3,500 square feet of usable space. The facility will be owned by our bank, and will have multiple drive-through lanes and ample parking space. The anticipated opening date is during the second quarter of 2003. The address of this facility is 3156 Knapp Street NE, Grand Rapids, Michigan.

In January of 2003 our bank signed an option to purchase an existing building situated on 2.75 acres of land located approximately two miles north from the center of downtown Grand Rapids. Subject to pending due diligence and various regulatory changes and approvals, our bank plans to demolish the existing building and design and construct a four story facility on this property. This facility will serve as the new location for our bank's current downtown facility located on North Division Avenue, with all existing functions and employees at that location ultimately transferring to this new facility upon completion. Currently, the North Division Avenue facility serves as our bank's main office, and houses our bank's entire commercial lending and review function, a full service branch, portions of our bank's retail lending and business development function and our bank's brokerage operation. The new facility will also house our bank's loan operations function, which is currently located at our facility on Alpine Avenue NW. The contemplated four story facility would likely consist of approximately 55,000 square feet of usable space and contain multiple drive-through lanes with ample parking. Anticipated opening date would be late 2004 or the first part of 2005. The address is 1155 Front Street NW, Grand Rapids, Michigan.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in various legal proceedings that are incidental to our business. In the opinion of management, we are not a party to any current legal proceedings that are material to our financial condition, either individually or in the aggregate.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

EXECUTIVE OFFICERS OF THE REGISTRANT

Name and Position	Age
Gerald R. Johnson, Jr. Chairman of the Board and Chief Executive Officer	56
Michael H. Price President and Chief Operating Officer	46
Robert B. Kaminski Senior Vice President and Secretary	41
Charles E. Christmas Senior Vice President, Chief Financial Officer and Treasurer	37

Each of the persons named above has held the designated office with the company since 1997, except for Mr. Christmas, who joined the company in 1998 and held the position of Vice President of Finance, Treasurer and Compliance Officer before being promoted to Chief Financial Officer and Treasurer and Compliance Officer effective January 1, 1999. On October 12, 2000 Mr. Christmas was promoted to Senior Vice President, Chief Financial Officer and Treasurer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is quoted on the Nasdaq National Market under the symbol MBWM. At February 3, 2003, there were 148 record holders of our common stock. In addition, we estimate that there were approximately 3,000 beneficial owners of our common stock who own their shares through brokers or banks.

The following table shows the high and low bid prices by quarter during 2002 and 2001 as reported by the Nasdaq National Market. The quotations do not include retail mark-up, mark-down or commission, but have been adjusted for the 5% stock dividends paid on February 3, 2003 and February 1, 2002.

Bid Prices

	High	Low
Calendar Year 2002		
First Quarter	$19.52	$16.86
Second Quarter	$22.02	$18.57
Third Quarter	$21.14	$16.10
Fourth Quarter	$22.76	$17.86
Calendar Year 2001		
First Quarter	$14.51	$10.43
Second Quarter	$15.92	$13.39
Third Quarter	$17.51	$13.62
Fourth Quarter	$16.19	$14.52

On January 6, 2003, we declared a 5% stock dividend on our common stock, payable on February 3, 2003 to record holders as of January 17, 2003. The stock dividend increased the number of common shares outstanding from 5,148,342 to 5,405,706. Also on January 6, 2003, we declared a $0.08 per share cash dividend on our common stock, payable on March 10, 2003 to record holders as of February 10, 2003. This represents the first cash dividend on our common stock since our formation in 1997.

We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our shareholders depends primarily on our bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of our 9.60% junior subordinated debentures due 2029, we would be precluded from paying dividends on our common stock if we were in default under the debentures and did not take reasonable steps to cure the default, if we exercised our right to defer payments of interest on the debentures, or if certain related defaults occurred.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data on page F-3 in this Annual Report is incorporated here by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management's Discussion and Analysis on pages F-4 through F-22 in this Annual Report is incorporated here by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information under the heading "Market Risk Analysis" on pages F-20 through F-22 in this Annual Report is incorporated here by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements, Notes to Consolidated Financial Statements and the Report of Independent Public Accountants on pages F-23 through F-48 in this Annual Report are incorporated here by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information listed under the captions "Information about Directors, Nominees and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement of Mercantile for its April 17, 2003 Annual Meeting of Shareholders (the "Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission before the meeting date, is incorporated here by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information presented under the captions "Summary Compensation Table," "Options Granted in 2002," "Aggregated Stock Option Exercises in 2002 and Year End Option Values," "Employment Agreements," and "Compensation Committee Interlocks and Insider Participation" and in the last two paragraphs under the caption "Board of Directors Meetings and Committees", in the Proxy Statement is incorporated here by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information presented under the caption "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated here by reference.

Equity Plan Compensation Information

The following table summarizes information, as of December 31, 2002, relating to our compensations plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	271,935	$12.63	88,555
Equity compensation Plans not approved by Security holders	0	0	0
Total	271,935	$12.63	88,555

(1) These plans are our 1997 Employee Stock Option Plan, 2000 Employee Stock Option Plan and Independent Director Stock Option Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information listed under the caption "Certain Transactions" in the Proxy Statement is incorporated here by reference.

PART IV

ITEM 14. CONTROLS AND PROCEDURES

As of December 31, 2002, an evaluation was performed under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2002. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) Financial Statements. The following financial statements and report of independent public accountants of Mercantile Bank Corporation and its subsidiaries are filed as part of this report:

Report of Independent Public Accountants dated January 17, 2003

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Income for each of the three years in the period ended December 31, 2002

Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2002

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002

Notes to Consolidated Financial Statements

The financial statements, the notes to financial statements, and the report of independent public accountants listed above are incorporated by reference in Item 8 of this report.

(2) Financial Statement Schedules

Not applicable

(b) Reports on Form 8-K

We have not filed any reports on Form 8-K during the last quarter of the period covered by this Report.

(c) Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION
3.1	Our Articles of Incorporation are incorporated by reference to exhibit 3.1 of our Registration Statement on Form SB-2 (Commission File no. 333-33081) that became effective on October 23, 1997
3.2	Our Amended and Restated Bylaws dated as of January 16, 2003 are incorporated by reference to exhibit 3.2 of our Registration Statement on Form S-3 (Commission File No. 333-103376) that became effective on February 21, 2003
10.1	Our 1997 Employee Stock Option Plan is incorporated by reference to exhibit 10.1 of our Registration Statement on Form SB-2 (Commission File No. 333-33081) that became effective on October 23, 1997 (management contract or compensatory plan)
10.2	Lease Agreement between our bank and Division Avenue Partners, L.L.C. dated August 16, 1997, is incorporated by reference to exhibit 10.2 of our Registration Statement on Form SB-2 (Commission File No. 333-33081) that became effective October 23, 1997

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.3	Agreement between Fiserve Solutions, Inc. and our bank dated September 10, 1997, is incorporated by reference to exhibit 10.3 of our Registration Statement on Form SB-2 (Commission File No. 333-33081) that became effective on October 23, 1997.
10.4	Extension Agreement of Data Processing Contract between Fiserve Solutions, Inc. and our bank dated May 12, 2000 extending the agreement between Fiserve Solutions, Inc. and our bank dated September 10, 1997, is incorporated by reference to exhibit 10.15 of our Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 000-26719)
10.5	Extension Agreement of Data Processing Contract between Fiserve Solutions, Inc. and our bank dated November 22, 2002 extending the agreement between Fiserve Solutions, Inc. and our bank dated September 10, 1997
10.6	Mercantile Bank of West Michigan Deferred Compensation Plan for Members of the Board of Directors (1999) is incorporated by reference to Exhibit 10.6 of the Registration Statement of the company and our trust on Form SB-2 (Commission File Nos. 333-84313 and 333-84313-01) that became effective on September 13, 1999.
10.7	Subordinated Indenture dated as of September 17, 1999 between the company and Wilmington Trust Company, as Trustee, relating to 9.60% Junior Subordinated Debentures due 2029 is incorporated by reference to Exhibit 4.1 of the Registration Statement of the company and our trust on Form SB-2 (Commission File Nos. 333-84313 and 333-84313-01) that become effective on September 13, 1999)
10.8	Amended and Restated Trust Agreement dated as of September 17, 1999 among the company, as depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee, and the Administrative Trustees is incorporated by reference to Exhibit 4.5 of the Registration Statement of the company and our trust on Form SB-2 (Commission File Nos. 333-84313 and 333-84313-01) that became effective on September 13, 1999
10.9	Preferred Securities Guarantee Agreement between the company and Wilmington Trust Company dated September 17, 1999, is incorporated by reference to Exhibit 4.7 of the Registration Statement of the company and our trust on Form SB-2 (Commission File Nos. 333-84313 and 333-84313-01) that became effective on September 13, 1999
10.10	Agreement as to Expenses and Liabilities dated as of September 17, 1999, between the company and our trust (included as Exhibit D to Exhibit 10.8)
10.11	Mercantile Bank Corporation 2000 Employee Stock Option Plan, approved by the shareholders at the annual meeting on April 20, 2000, is incorporated by reference to exhibit 10.14 of our Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 000-26719)
10.12	Amended and Restated Employment Agreement dated as of October 12, 2000, among the company, our bank and Gerald R. Johnson, Jr., is incorporated by reference to exhibit 10.16 of our Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 000-26719) (management contract or compensatory plan)

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.13	Amended and Restated Employment Agreement dated as of October 12, 2000, among the company, our bank and Michael H. Price, is incorporated by reference to exhibit 10.17 of our Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 000-26719) (management contract or compensatory plan)
10.14	Employment Agreement dated as of October 12, 2000, among the company, our bank and Robert B. Kaminski, is incorporated by reference to exhibit 10.18 of our Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 000-26719) (management contract or compensatory plan)
10.15	Employment Agreement dated as of October 12, 2000, among the company, our bank and Charles E. Christmas, is incorporated by reference to exhibit 10.19 of our Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 000-26719) (management contract or compensatory plan)
10.16	Agreement between our bank and C.D. Barnes dated October 28, 2000, on Amendment to Standard Form of Agreement Between Owner and Construction Manager where the Construction Manager is also the Constructor, is incorporated by reference to exhibit 10.20 of our Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 000-26719)
10.17	Amended and Restated Employment Agreement dated as of October 18, 2001, among the company, our bank and Gerald R. Johnson, Jr., is incorporated by reference to exhibit 10.21 of our Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26719) (management contract or compensatory plan)
10.18	Amended and Restated Employment Agreement dated as of October 18, 2001, among the company, our bank and Michael H. Price, is incorporated by reference to exhibit 10.22 of our Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26719) (management contract or compensatory plan)
10.19	Employment Agreement dated as of October 18, 2001, among the company, our bank and Robert B. Kaminski, is incorporated by reference to exhibit 10.23 of our Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26719) (management contract or compensatory plan)
10.20	Employment Agreement dated as of October 18, 2001, among the company, our bank and Charles E. Christmas, is incorporated by reference to exhibit 10.23 of our Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26719) (management contract or compensatory plan)
10.21	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Gerald R. Johnson, Jr. (management contract or compensatory plan)
10.22	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Michael H. Price (management contract or compensatory plan)
10.23	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Robert B. Kaminski (management contract or compensatory plan)

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.24	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Charles E. Christmas (management contract or compensatory plan)
10.25	Agreement between our bank and Visser Brothers Construction Inc. dated May 8, 2002, on Standard Form of Agreement Between Owner and Contractor where the basis of payment is a stipulated sum
10.26	Mercantile Bank Corporation Independent Director Stock Option Plan, approved by the shareholders at the annual meeting on April 18, 2002
21	Subsidiaries of the company
23	Consent of Independent Accountants
99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(d) Financial Statements Not Included In Annual Report

Not applicable

MERCANTILE BANK CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

MERCANTILE BANK CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS

SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998
	(In thousands except per share data)				
Consolidated Results of Operations:					
Interest income	$ 47,632	$ 44,619	$ 36,835	$ 22,767	$ 10,168
Interest expense	23,978	28,201	24,560	13,330	5,629
Net interest income	23,654	16,418	12,275	9,437	4,539
Provision for loan and lease losses	3,002	2,370	1,854	1,961	2,572
Noninterest income	3,053	1,879	1,192	847	488
Noninterest expense	12,781	9,454	7,515	5,888	3,564
Income (loss) before income tax expense and cumulative effect of change in accounting principle	10,924	6,473	4,098	2,435	(1,109)
Income tax expense	3,167	1,990	1,303	292	0
Income (loss) before cumulative effect of change in accounting principle	7,757	4,483	2,795	2,143	(1,109)
Cumulative effect of change in accounting principle	0	0	0	(42)	0
Net income (loss)	$ 7,757	$ 4,483	$ 2,795	$ 2,101	$ (1,109)
Consolidated Balance Sheet Data:					
Total assets	$ 921,855	$ 698,682	$ 512,746	$ 368,037	$ 216,237
Cash and cash equivalents	28,117	19,938	18,102	13,650	6,456
Securities	96,893	78,818	60,457	41,957	24,160
Loans, net of deferred loan fees	771,554	587,248	429,804	308,006	184,745
Allowance for loan and lease losses	10,890	8,494	6,302	4,620	2,765
Bank owned life insurance policies	14,876	3,991	0	0	0
Deposits	754,113	569,077	425,740	294,829	171,998
Securities sold under agreements to repurchase	50,335	36,485	32,151	26,607	17,038
Federal Home Loan Bank advances	15,000	0	0	0	0
Trust preferred securities	16,000	16,000	16,000	16,000	0
Shareholders' equity	79,834	71,463	31,854	27,968	26,701
Consolidated Financial Ratios:					
Return on average assets	0.97%	0.74%	0.63%	0.71%	(0.86)%
Return on average shareholders' equity	10.30%	9.05%	9.48%	7.70%	(6.40)%
Nonperforming loans to loans	0.10%	0.24%	0.02%	0.00%	0.00%
Allowance for loan and lease losses to loans	1.41%	1.45%	1.47%	1.50%	1.50%
Tier 1 leverage capital	10.72%	13.00%	8.59%	10.88%	13.83%
Tier 1 leverage risk-based capital	10.85%	13.00%	8.59%	10.64%	11.79%
Total risk-based capital	12.10%	14.25%	10.97%	13.67%	13.01%
Per Share Data:					
Net Income (Loss):					
Basic before cumulative effect of change in accounting principle	$ 1.43	$ 1.11	$ 0.98	$ 0.75	$ (0.50)
Diluted before cumulative effect of change in accounting principle	1.41	1.10	0.97	0.74	(0.50)
Basic	1.43	1.11	0.98	0.73	(0.50)
Diluted	1.41	1.10	0.97	0.72	(0.50)
Book value at end of period	14.77	13.22	11.10	9.77	9.33
Dividends declared	NA	NA	NA	NA	NA

NA – Not Applicable

Note: Per share data reflects the impact of the 5% stock dividend paid on February 3, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about our company. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. We undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economy. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

INTRODUCTION

This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained herein. This discussion provides information about the consolidated financial condition and results of operations of Mercantile Bank Corporation and its wholly-owned subsidiaries, Mercantile Bank of West Michigan ("our bank") and MBWM Capital Trust I ("the trust"), and of Mercantile Bank Mortgage Company ("our mortgage company"), Mercantile BIDCO, Inc. ("our BIDCO") and Mercantile Insurance Center, Inc. (our insurance company"), wholly-owned subsidiaries of our bank. Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries referred to above.

We were incorporated on July 15, 1997 as a bank holding company to establish and own our bank. Our bank, after receiving all necessary regulatory approvals, began operations on December 15, 1997. Our bank has a strong commitment to community banking and offers a wide range of financial products and services, primarily to small- to medium-sized businesses, as well as individuals. Our bank's lending strategy focuses on commercial lending, and, to a lesser extent, residential mortgage and consumer lending. Our bank also offers a broad array of deposit products, including checking, savings, money market, and certificates of deposit, as well as security repurchase agreements. Our bank's primary market area is the Kent and Ottawa County areas of West Michigan, which includes the City of Grand Rapids, the second largest city in the State of Michigan. Our bank utilizes certificates of deposit from customers located outside of the primary market area to assist in funding the rapid asset growth our bank has experienced since inception.

The trust, a business trust subsidiary of the company, was incorporated in 1999 for the purpose of issuing 1.6 million shares of 9.60% Cumulative Preferred Securities ("trust preferred securities") at $10.00 per trust preferred security. The proceeds from the September 1999 sale were used by the trust to purchase an equivalent amount of subordinated debentures of the company. The company, in turn, used a majority of the proceeds from the issuance of the subordinated debentures for a capital contribution to our bank. The only significant asset of the trust is the subordinated debenture of the company and the only significant obligations of the trust are the trust preferred securities. The trust preferred securities are carried on the company's consolidated balance sheet as a liability and the interest expense is recorded on the company's consolidated statement of income.

Our mortgage company, formed to increase the profitability and efficiency of the company's mortgage loan operations, initiated business on October 24, 2000 from our bank's contribution of most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans to our mortgage company. On the same date our bank also transferred its residential mortgage origination function to our mortgage company. Mortgage loans originated and held by our mortgage company are serviced by our bank pursuant to a servicing agreement.

On February 7, 2002 our BIDCO was granted a license by the Michigan Office of Financial and Insurance Services to operate as a Michigan Business and Industrial Development Company. Our BIDCO, a non-depository Michigan financial institution, offers equipment lease financing, asset based loans, junior debt facilities and other financing where equity features may be part of the facility pricing.

Our insurance company acquired, at nominal cost, an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Burnham Insurance Group for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Burnham Insurance Group as their agent. The insurance products are marketed through a central facility operated by the Michigan Bankers Insurance Association, members of which include the insurance subsidiaries of various Michigan-based financial institutions and Burnham Insurance Group. Our insurance company receives commissions based upon written premiums produced under the Agency and Institution Agreement.

FINANCIAL CONDITION

We continued to experience significant asset growth during 2002. Assets increased from $698.7 million on December 31, 2001 to $921.9 million on December 31, 2002. This represents an increase in total assets of $223.2 million, or 31.9%. The increase in total assets was primarily comprised of a $181.9 million increase in net loans, an $18.1 million increase in securities, a $10.9 million increase in bank owned life insurance policies and a net $8.2 million increase in cash and cash equivalents. The increase in assets was primarily funded by a $185.0 million increase in deposits, a $15.0 million increase in Federal Home Loan Bank advances, a $13.8 million increase in security repurchase agreements and an $8.4 million increase in shareholder's equity.

Earning Assets
Average earning assets equaled 95.5% of average total assets during 2002, compared to 96.4% during 2001. Although we experienced significant asset growth during 2002, the asset composition remained relatively constant. The loan portfolio continued to comprise a majority of earning assets, followed by securities, federal funds sold, and short-term investments.

Our loan portfolio, which equaled 88.0% of average earnings assets during 2002, is primarily comprised of commercial loans. Constituting 93.2% of average loans and growing by $178.1 million during 2002, the commercial loan portfolio represents loans to business interests generally located within our market area. Approximately 67% of the commercial loan portfolio is primarily secured by real estate properties, with the remaining generally secured by other business assets such as accounts receivable, inventory, and equipment. The continued significant concentration of the loan portfolio in commercial loans and the rapid growth of this portion of our lending business is consistent with our strategy of focusing a substantial amount of our efforts on "wholesale" banking. Corporate and business lending continues to be an area of expertise for our senior management team, and our ten commercial lenders have over 165 years of combined commercial lending experience. Of each of the loan categories that we originate, commercial loans are most efficiently originated and managed, thus limiting overhead costs by necessitating the attention of fewer full-time employees. Our commercial lending business generates the greatest amount of local deposits and is virtually our only source of significant demand deposits.

Residential mortgage and consumer lending, while averaging only 6.8% of average loans during 2002, also experienced excellent growth; however, while we expect the residential mortgage loan and consumer loan portfolios to increase in future periods, given our wholesale banking strategy, the commercial sector of the lending efforts and resultant assets are expected to remain the dominant loan portfolio category.

The following tables present the maturity of total loans outstanding, as of December 31, 2002, according to scheduled repayments of principal on fixed rate loans and repricing frequency on variable rate loans. Floating rate loans that have reached interest rate floors are treated as fixed rate loans.

	0-1 Year	1-5 Years	After 5 Years	Total
Construction and land development	$ 56,866,000	$ 35,203,000	$ 11,831,000	$ 103,900,000
Real estate – secured by 1-4 family properties	32,813,000	20,780,000	7,235,000	60,828,000
Real estate – secured by multi-family properties	2,251,000	10,774,000	0	13,025,000
Real estate – secured by nonresidential properties	113,532,000	241,567,000	2,332,000	357,431,000
Commercial	161,934,000	66,723,000	2,005,000	230,662,000
Leases	0	850,000	0	850,000
Consumer	1,408,000	3,321,000	129,000	4,858,000
	$ 368,804,000	$ 379,218,000	$ 23,532,000	$ 771,554,000
Fixed rate loans	$ 59,265,000	$ 379,146,000	$ 23,532,000	$ 461,943,000
Floating rate loans	309,539,000	72,000	0	309,611,000
	$ 368,804,000	$ 379,218,000	$ 23,532,000	$ 771,554,000

Our credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, we must rely on estimates, appraisals and evaluations of loans and the possibility that changes in these could occur quickly because of changing economic conditions. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on the internal "Watch List." Senior management reviews this list regularly.

The quality of our loan portfolio remains strong, with past due loans and net loan charge-offs well below banking industry averages during 2002. As of December 31, 2002, past due loans and nonaccrual loans totaled $796,000, or 0.10% of total loans. At December 31, 2001, past due and nonaccrual loans equaled 0.24% of total loans. Net loan charge-offs during 2002 totaled $606,000, or 0.09% of average total loans. During 2001 net loan charge-offs equaled 0.04% of average total loans. Over 98% of the loan portfolio consists of loans extended directly to companies and individuals doing business and residing within our market area. The remaining portion is comprised of commercial loans participated with certain non-affiliated commercial banks outside the immediate area, which are underwritten using the same loan criteria as though our bank was the originating bank.

The following table summarizes changes in the allowance for loan and lease losses.

	Years ended December 31, 2002	2001	2000
Loans and leases outstanding at year-end	$ 771,554,000	$ 587,248,000	$ 429,804,000
Daily average balance of loans and leases outstanding	$ 669,781,000	$ 500,965,000	$ 372,428,000
Balance of allowance at beginning of year	$ 8,494,000	$ 6,302,000	$ 4,620,000
Loans and leases charged-off:			
Commercial, financial and agricultural	(696,000)	(247,000)	(147,000)
Construction and land development	0	0	0
Leases	0	0	0
Residential real estate	0	(4,000)	0
Installment loans to individuals	(10,000)	(1,000)	(38,000)
Total loans charged-off	(706,000)	(252,000)	(185,000)
Recoveries of previously charged-off loans and leases:			
Commercial, financial and agricultural	78,000	73,000	13,000
Construction and land development	0	0	0
Leases	0	0	0
Residential real estate	4,000	0	0
Installment loans to individuals	18,000	1,000	0
Total recoveries	100,000	74,000	13,000
Net charge-offs	(606,000)	(178,000)	(172,000)
Provision for loan and leases losses	3,002,000	2,370,000	1,854,000
Balance of the allowance at year-end	$ 10,890,000	$ 8,494,000	$ 6,302,000
Ratio of net charge-offs during period to average loans and leases outstanding during the period	(0.09)%	(0.04)%	(0.05)%
Ratio of allowance to loans and leases outstanding at end of period	1.41%	1.45%	1.47%

In each accounting period the allowance for loan and lease losses ("allowance") is adjusted to the amount believed necessary to maintain the allowance at adequate levels. Through the loan review and credit departments, we attempt to allocate specific portions of the allowance based on specifically identifiable problem loans and leases. The evaluation of the allowance is further based on, although not limited to, consideration of the internally prepared Loan Loss Reserve Analysis ("Reserve Analysis"), composition of the loan portfolio, third party analysis of the loan and lease administration processes and portfolio and general economic conditions. In addition, our bank's status as a relatively new banking organization and the rapid commercial loan and lease growth since inception is taken into account.

The Reserve Analysis, used since the inception of our bank and completed monthly, applies reserve allocation factors to outstanding loan balances to calculate an overall allowance dollar amount. For commercial loans and leases, which continue to comprise a vast majority of our total loans, reserve allocation factors are based upon the loan ratings as determined by our loan rating paradigm that is administered by our loan review function. For retail loans, reserve allocation factors are based upon the type of credit. Adjustments for specific loan relationships, including impaired loans, are made on a case-by-case basis. The reserve allocation factors are primarily based on the experience of senior management making similar loans in the same community for over 15 years. The Reserve Analysis is reviewed regularly by senior management and the Board of Directors and is adjusted periodically based upon identifiable trends and experience.

The following table illustrates the breakdown of the allowance balance to loan type (dollars in thousands).

Balance at End of Period Applicable to	2002 Amount	2002 Percent of Loans in each Category to Total Loans	2001 Amount	2001 Percent of Loans in each Category to Total Loans
Commercial, financial and agricultural	$ 9,188	77.9%	$ 7,172	81.0%
Construction and land development	1,143	13.5	785	10.7
Leases	11	0.1	0	NA
Residential real estate	443	7.9	453	7.2
Installment loans to individuals	105	0.6	84	1.1
Unallocated	0	NA	0	NA
	$ 10,890	100.0%	$ 8,494	100.0%

The primary risk elements with respect to commercial loans and leases are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. We have a policy of requesting and reviewing periodic financial statements from commercial loan and lease customers, and we periodically review the existence of collateral and its value. The primary risk element with respect to each installment and residential real estate loan is lack of timely payment. We have a reporting system that monitors past due loans and have adopted policies to pursue creditor's rights in order to preserve our bank's position.

Although we believe that the allowance is adequate to sustain losses as they arise, there can be no assurance that our bank will not sustain losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

The securities portfolio also experienced significant growth during 2002, increasing from $78.8 million on December 31, 2001 to $96.9 million at December 31, 2002. During 2002, the securities portfolio equaled 11.0% of average earning assets. We maintain the portfolio at levels to provide adequate pledging for the repurchase agreement program and secondary liquidity for our daily operations. In addition, the portfolio serves a primary interest rate risk management function. At December 31, 2002, the portfolio was comprised of high credit quality U.S. Government Agency issued and guaranteed mortgage-backed securities (45%), municipal general obligation and revenue bonds (38%), U.S. Government Agency issued bonds (16%) and Federal Home Loan Bank stock (1%).

All securities, with the exception of tax-exempt municipal bonds, have been designated as "available for sale" as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Securities designated as available for sale are stated at fair value, with the unrealized gains and losses, net of income tax, reported as a separate component of shareholders' equity in accumulated other comprehensive income. The fair value of securities designated as available for sale at December 31, 2002 and 2001 was $59.6 million and $52.1 million, respectively. The net unrealized gain recorded at December 31, 2002 and 2001, was $1.6 million and $0.6 million, respectively. All tax-exempt municipal bonds have been designated as "held to maturity" as defined in SFAS No. 115, and are stated at amortized cost. As of December 31, 2002 and 2001, held to maturity securities had an amortized cost of $36.5 million and $26.0 million and a fair value of $38.0 million and $26.2 million, respectively.

The following table shows by class of maturities as of December 31, 2002, the amounts and weighted average yields of investment securities [(1)]:

		Carrying Value	Average Yield
		(Dollars in thousands)	
U.S. Treasury securities and obligations of U.S. Government agencies and corporations			
One year or less	$	0	NA
Over one through five years		0	NA
Over five through ten years		14,321,000	4.76%
Over ten years		2,017,000	4.88
		16,338,000	4.77
Obligations of states and political subdivisions			
One year or less		226,000	5.95
Over one through five years		4,515,000	6.87
Over five through ten years		7,824,000	6.61
Over ten years		23,928,000	6.95
		36,493,000	6.86
Mortgage-backed securities		43,276,000	5.67
	$	96,107,000	5.97%

[(1)] Yields on tax-exempt securities are computed on a fully taxable-equivalent basis. (See Note 2 to the consolidated financial statements.)

Federal funds sold, consisting of excess funds sold overnight to correspondent banks, are used to manage daily liquidity needs and interest rate sensitivity. During 2002, the average balance of these funds equaled 1.0% of average earning assets. This level is well within our internal policy guidelines and is not expected to change significantly in the future.

Bank owned life insurance ("BOLI") policies increased from $4.0 million at December 31, 2001, to $14.9 million on December 31, 2002, an increase of $10.9 million. Approximately $10.5 million of the increase is due to the purchase of bank owned life insurance policies for selected officers during 2002, with the remainder of the increase associated with the increased value in cash surrender value of the policies during the year. These single premium whole life insurance policies have a positive impact on noninterest income due to the income recognition relating to the increase in cash surrender value. The policies purchased in 2002 were in large part acquired to mitigate the rapidly increasing cost of employee medical and long term disability insurance policies, resulting from increased premiums charged by our insurance carriers and the hiring of additional staff, through the recognition of noninterest income. The policies purchased in 2002 also include term life insurance of which our bank is sole beneficiary.

Cash and cash equivalents increased from $19.9 million at December 31, 2001, to $28.1 million on December 31, 2002, an increase of $8.2 million. The increase was primarily the result of an increase in our average daily outgoing cash letter due to the growth in our local deposit base throughout 2002 and a larger than average outgoing cash letter on the last day of 2002. In general, our commercial lending and wholesale funding focus results in relatively large day-to-day fluctuations of our cash and cash equivalent balances. The average balance of cash and cash equivalents during 2002 equaled $18.6 million.

Source of Funds
Our major source of funds is from deposits. Total deposits increased from $569.1 million at December 31, 2001, to $754.1 million on December 31, 2002, an increase of $185.0 million, or 32.5%. Included within these numbers is the success we achieved in generating deposit growth from customers located within the market area during 2002. Local deposits increased from $176.8 million at December 31, 2001, to $241.6 million on December 31, 2002, an increase of $64.8 million, or 36.6%. In addition, our repurchase agreement program, which exhibits the characteristics of an interest-bearing checking account, increased by $13.8 million, or 38.0%, during the same time period. Despite this success in obtaining funds from local customers, the substantial asset growth has necessitated the continued acquisition of funds from depositors outside of the market area. Out-of-area deposits increased from $392.2 million at December 31, 2001, to $512.5 million on December 31, 2002, an increase of $120.3 million, or 30.7%. However, the strong growth in local deposits resulted in out-of-area deposits declining as a percentage of total deposits from 68.9% at year-end 2001 to 68.0% at year-end 2002. In late 2002 we accessed the Federal Home Loan Bank of Indianapolis' ("FHLBI") advance program for the first time ever, with borrowings totaling $15.0 million at year-end 2002.

During 2002 we experienced significant growth in our check-writing deposit accounts, which include noninterest-bearing demand accounts, interest-bearing checking accounts and money market deposit accounts. In aggregate these deposit types grew $28.2 million, or 39.8%. Leading the growth were noninterest-bearing demand accounts. Comprised primarily of business loan customers, noninterest-bearing demand accounts grew $19.2 million, or 44.6%, and equaled 6.7% of average total liabilities during 2002. Interest-bearing checking accounts increased $5.9 million, or 26.8%, and equaled 3.1% of average total liabilities during 2002. Money market deposit accounts increased $3.0 million, or 54.1%, and equaled 1.0% of average total liabilities during 2002. Business loan customers also comprise the majority of interest-bearing checking and money market deposit accounts, although to a lesser extent than noninterest-bearing checking accounts. Pursuant to banking regulations, incorporated businesses may not own interest-bearing checking accounts and transactions from money market accounts are limited. We anticipate continued growth of our check-writing deposit accounts as additional business loans are extended and through the efforts of our branch network and business development activities.

During 2002, savings account balances recorded an increase of $22.3 million, or 47.3%, and equaled 8.1% of average total liabilities. Business loan customers also comprise the majority of savings account holders, although to a lesser extent than check-writing accounts. We anticipate an increase in savings account balances as additional business loans are extended and through the efforts of our branch network and business development activities.

Certificates of deposit purchased by customers located within the market area increased significantly during 2002, growing from $58.7 million at December 31, 2001, to $73.0 million on December 31, 2002, a growth rate of 24.4%. These deposits accounted for 8.8% of average total liabilities during 2002. Leading the growth were certificates of deposit issued to local municipalities, primarily counties, cities and townships, increasing from $28.7 million at December 31, 2001, to $43.0 million at December 31, 2002. The increase in local municipality certificates of deposit has been facilitated by our qualifying for funds from new municipal customers and additional funds from existing customers through a combination of our asset growth and increased profitability as measured by the municipalities' investment policy guidelines, and is a trend that we expect to continue.

During 2002 certificates of deposit obtained from customers located outside of the market area increased by $120.3 million, and represented 63.0% of average total liabilities during 2002. At December 31, 2002, out-of-area deposits totaled $512.5 million. Out-of-area deposits consist primarily of certificates of deposit placed by deposit brokers for a fee, but also include certificates of deposit obtained from the deposit owners directly. The owners of the out-of-area deposits include individuals, businesses and governmental units located throughout the country. Out-of-area deposits are utilized to support our asset growth, and are generally a lower cost source of funds when compared to the interest rates that would have to be offered in the local market to generate a sufficient level of funds. During most of 2002 rates paid on new out-of-area deposits were very similar to rates paid on new certificates of deposit issued to local customers. In addition, the overhead costs associated with the out-of-area deposits are considerably less than the overhead costs that would be incurred to administer a similar level of local deposits. Although local deposits have and are expected to increase as new business, governmental and consumer deposit relationships are established and as existing customers increase the balances in their deposit accounts, the relatively high reliance on out-of-area deposits will likely remain.

Securities sold under agreements to repurchase ("repurchase agreements") increased $13.8 million and equaled 6.0% of average total liabilities during 2002. As part of our sweep account program, collected funds from certain business noninterest-bearing checking accounts are invested in overnight interest-bearing repurchase agreements. Although not considered a deposit account and therefore not afforded federal deposit insurance, the repurchase agreements have characteristics very similar to that of an interest-bearing checking deposit account.

Shareholders' equity increased $8.4 million and equaled 9.4% of average assets during 2002. The increase was primarily attributable to net income from operations, which totaled $7.8 million. Shareholders' equity was also positively impacted by a $0.6 million mark-to-market adjustment for available for sale securities as defined in SFAS No. 115, resulting from the changing interest rate environment during 2002.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Summary

We recorded strong earnings performance during 2002. Net income was $7.8 million, or $1.43 per basic share and $1.41 per diluted share. This earnings performance compares very favorably to net income of $4.5 million, or $1.11 per basic share and $1.10 per diluted share, recorded in 2001. The $3.3 million improvement in net income represents an increase of 73.0%, while diluted earnings per share were up 28.2%, with the difference reflecting the impact of our common stock sales during 2001 and resulting increases in average common shares outstanding. The earnings improvement during 2002 over that of 2001 is primarily attributable to increased net interest income and improved operating efficiencies resulting from asset growth, strong credit culture, controlled overhead expenses and increased fee income. We expect our percentage rate of loan growth to exceed the banking industry average in 2003.

The following table shows some of the key performance and equity ratios for the years ended December 31, 2002 and 2001.

	2002	2001
Return on average total assets	0.97%	0.74%
Return on average equity	10.30	9.05
Dividend payout ratio	NA	NA
Average equity to average assets	9.44	8.21

Net Interest Income

Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $48.2 million and $24.0 million during 2002, respectively, providing for net interest income of $24.3 million. This performance compares favorably to that of 2001 when interest income and interest expense were $45.0 million and $28.2 million, respectively, providing for net interest income of $16.8 million. In comparing 2002 with 2001, interest income increased 7.1%, interest expense was down 14.9% and net interest income increased 44.6%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types of assets and liabilities, interest rate risk, common stock sales, liquidity, and customer behavior also impact net interest income as well as the net interest margin. The net interest margin improved from 2.89% in 2001 to 3.19% in 2002, an increase of 10.4%.

The following table depicts the average balance, interest earned and paid, and weighted average rate of our assets, liabilities and shareholders' equity during 2002, 2001 and 2000 (dollars in thousands). The table also depicts the dollar amount of change in interest income and interest expense of interest-earning assets and interest-bearing liabilities, segregated between change due to volume and change due to rate. For tax-exempt investment securities interest income and yield have been computed on a tax equivalent basis using a marginal tax rate of 34%.

	Years ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Taxable securities	$ 53,509	$ 3,023	5.65%	$ 48,172	$ 3,245	6.74%	$ 38,788	$ 2,662	6.86%
Tax-exempt securities	29,956	2,056	6.86	19,566	1,362	6.96	10,972	782	7.12
Total securities	83,465	5,079	6.09	67,738	4,607	6.80	49,760	3,444	6.92
Loans	669,781	43,032	6.42	500,965	39,852	7.95	372,428	33,057	8.88
Short-term investments	194	2	1.03	134	4	2.89	115	6	4.74
Federal funds sold	7,901	130	1.65	13,289	546	4.11	8,986	567	6.31
Total earning assets	761,341	48,243	6.34	582,126	45,009	7.73	431,289	37,074	8.60
Allowance for loan and lease losses	(9,620)			(7,383)			(5,527)		
Cash and due from banks	18,568			13,697			8,926		
Other non-earning assets	26,872			15,355			10,044		
Total assets	$ 797,161			$ 603,795			$ 444,732		
Interest-bearing demand deposits	$ 22,354	$ 399	1.78%	$ 15,923	$ 491	3.08%	$ 11,207	$ 501	4.47%
Savings deposits	58,679	1,381	2.35	42,334	1,614	3.81	36,040	1,875	5.20
Money market accounts	6,870	127	1.85	5,518	177	3.20	5,405	251	4.64
Time deposits	518,271	19,561	3.77	400,180	23,155	5.79	288,791	18,992	6.58
Total interest-bearing deposits	606,174	21,468	3.54	463,955	25,437	5.48	341,443	21,619	6.33
Short-term borrowings	44,395	899	2.03	34,662	1,186	3.42	29,331	1,369	4.67
Federal Home Loan Bank advances	1,014	20	1.97	0	0	0.00	0	0	0.00
Long-term borrowings	16,441	1,591	9.68	16,132	1,578	9.78	16,033	1,572	9.80
Total interest-bearing liabilities	668,024	23,978	3.59	514,749	28,201	5.48	386,807	24,560	6.35
Demand deposits	48,140			33,041			23,568		
Other liabilities	5,692			6,450			4,893		
Total liabilities	721,856			554,240			415,268		
Average equity	75,305			49,555			29,464		
Total liabilities and equity	$ 797,161			$ 603,795			$ 444,732		
Net interest income		$ 24,265			$ 16,808			$ 12,514	
Rate spread			2.75%			2.25%			2.25%
Net interest margin			3.19%			2.89%			2.90%

	Years ended December 31,					
	2002 over 2001			2001 over 2000		
	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in interest income						
Taxable securities	$ (222,000)	$ 336,000	$ (558,000)	$ 583,000	$ 633,000	$ (50,000)
Tax exempt securities	694,000	713,000	(19,000)	580,000	598,000	(18,000)
Loans	3,180,000	11,785,000	(8,605,000)	6,795,000	10,499,000	(3,704,000)
Short term investments	(2,000)	1,000	(3,000)	(2,000)	1,000	(3,000)
Federal funds sold	(416,000)	(169,000)	(247,000)	(21,000)	217,000	(238,000)
Net change in tax-equivalent income	3,234,000	12,666,000	(9,432,000)	7,935,000	11,948,000	(4,013,000)
Increase (decrease) in interest expense						
Interest-bearing demand deposits	(92,000)	157,000	(249,000)	(11,000)	173,000	(184,000)
Savings deposits	(233,000)	503,000	(736,000)	(261,000)	293,000	(554,000)
Money market accounts	(50,000)	37,000	(87,000)	(74,000)	5,000	(79,000)
Time deposits	(3,594,000)	5,742,000	(9,336,000)	4,163,000	6,654,000	(2,491,000)
Short term borrowings	(287,000)	278,000	(565,000)	(183,000)	222,000	(405,000)
Federal Home Loan Bank advances	20,000	20,000	0			
Long term borrowings	13,000	30,000	(17,000)	6,000	10,000	(4,000)
Net change in interest expense	4,223,000	6,767,000	(10,990,000)	3,640,000	7,357,000	(3,717,000)
Net change in tax-equivalent net interest income	$ 7,457,000	$ 5,899,000	$ 1,558,000	$ 4,295,000	$ 4,591,000	$ (296,000)

Interest income is primarily generated from the loan portfolio, and to a lesser degree from securities, federal funds sold and short term investments. Interest income increased $3.2 million during 2002 from that earned in 2001, totaling $48.2 million in 2002 compared to $45.0 million in the previous year. The increase is due to the growth in earning assets, which more than offset the impact of the declining interest rate environment in 2002. Reflecting the lower interest rates, the yield on average earning assets decreased from 7.73% recorded in 2001 to 6.34% in 2002.

The growth in interest income is attributable to an increase in earning assets. During 2002, earning assets averaged $761.3 million, a level substantially higher than the average earning assets of $582.1 million during 2001. Growth in average total loans, totaling $168.8 million, comprised 94.2% of the increase in average earnings assets. Interest income generated from the loan portfolio increased $3.2 million during 2002 over the level earned in 2001, comprised of an increase of $11.8 million from the growth in the loan portfolio which was partially offset by a decrease of $8.6 million due to the decline in the yield earned on the loan portfolio of 6.42% from 7.95%. The decline in the loan portfolio yield is primarily due to decreased market interest rates during 2002.

Growth in the securities portfolio also added to the increase in interest income during 2002 over that of 2001. Average securities increased by $15.8 million in 2002, increasing from $67.7 million in 2001 to $83.4 million in 2002. The growth equated to an increase in interest income of $1.0 million, which was partially offset by a decrease of $0.6 million due to the decline in the yield earned on the securities portfolio of 6.09% from 6.80%. Interest income earned on federal funds sold decreased by $0.4 million due to a $5.4 million decrease in the average balance and a lower yield during 2002. The lower yield on securities and federal funds sold is the result of decreased market interest rates during 2002.

Interest expense is primarily generated from interest-bearing deposits, and to a lesser degree repurchase agreements, trust preferred securities and Federal Home Loan Bank advances. Interest expense decreased $4.2 million during 2002 from that paid in 2001, totaling $24.0 million in 2002 compared to $28.2 million in the previous year. The decline in interest expense is primarily attributable to the impact of the declining interest rate environment during 2002, which more than offset the impact of the increase in interest-bearing liabilities during 2002. Interest-bearing liabilities averaged $668.0 million during 2002, a level substantially higher than the average interest-bearing liabilities of $514.7 million during 2001. This growth resulted in increased interest expense of $6.8 million; however, a decrease in interest expense of $11.0 million was recorded during 2002 due to lower market interest rates on all interest-bearing liability categories except trust preferred securities that have a fixed interest rate. The cost of average interest-bearing liabilities decreased from the 5.48% recorded in 2001 to 3.59% in 2002.

Growth in average certificates of deposits, totaling $118.1 million, comprised 77.0% of the increase in average interest-bearing liabilities between 2002 and 2001. The certificate of deposit growth during 2002 equated to an increase in interest expense of $5.7 million; however, a decrease in interest expense of $9.3 million was recorded due to the decline in the average rate paid as higher-rate certificates of deposit matured and were either renewed or replaced with lower-costing certificates of deposit. Increases in repurchase agreements and other interest-bearing deposits added to interest expense; however, the decline in interest rates paid on these funding liabilities more than offset the increased costs due to dollar volume growth. Average repurchase agreements grew from $34.7 million in 2001 to $44.4 million in 2002. The growth equated to an increase in interest expense of $0.3 million; however, a decrease of $0.6 million in interest expense was recorded due to the decline in the average rate paid. Lower interest rates paid on interest-bearing checking accounts, savings deposits and money market accounts reduced, in aggregate, $1.1 million in interest expense during 2002, while the increase in dollar volume added $0.7 million in interest expense.

Provision for Loan and Lease Losses
Primarily reflecting continued significant loan and lease growth, the provision for loan and lease losses totaled $3.0 million during 2002, compared to the $2.4 million expensed during 2001. The allowance as a percentage of total loans outstanding as of December 31, 2002 was 1.41%, compared to 1.45% at year-end 2001. Net loan and lease charge-offs during 2002 totaled $606,000, or 0.09% of average total loans and leases. Net loan and lease charge-offs during 2001 totaled $178,000, or 0.04% of average total loans and leases. We maintain the allowance at a level we believe is adequate to absorb losses contained within the loan and lease portfolio.

Noninterest Income
Noninterest income, excluding net gains on sales of securities, totaled $2.8 million in 2002, an increase of 66.4% over the $1.7 million earned in 2001. Deposit and repurchase agreement service charges totaled $915,000 in 2002, an increase of $386,000, or 73.0%, from the amount earned in 2001. The increase is primarily due to the growth in the number of deposit accounts, reduction of the deposit earnings credit rate and modest increases in the deposit fee structure. Reflecting increased volume of refinance activity resulting from the decreased interest rate environment, fees earned on referring residential mortgage loan applicants to various third parties totaled $534,000 in 2002, up from the $401,000 earned in 2001. Usage fees on credit and debit cards totaled $262,000 in 2002, up from the $166,000 earned in 2001. Letter of credit commitment fees totaled $307,000 during 2002, down from the $379,000 earned in 2001.

Noninterest income related to cash surrender value of BOLI totaled $409,000 in 2002, up from the $99,000 recorded in 2001. The increase is primarily due to the additional $10.5 million BOLI purchase in August 2002 and the impact of having a full twelve month accrual of the $3.9 million in BOLI that were purchased at various time intervals during mid-2001. The BOLI policies represent a combination of whole life and term insurance. The purchase made in 2002 was done primarily to mitigate the impact of the rapidly increasing cost of employee medical and long term disability insurance policies resulting from increased premiums charged by our insurance carriers and the hiring of additional staff, while the 2001 purchases were done primarily to mitigate the interest cost of and provide a funding mechanism for our bank's non-qualified deferred compensation program. Our bank is the sole beneficiary of the term life insurance policies that are part of the BOLI purchased in 2002, while any payments made under the term life insurance policies that are part of the BOLI purchased in 2001 may be shared between our bank and the officers' named beneficiaries.

In addition to providing interest income and secondary liquidity, our securities portfolio plays an integral role in managing our net interest margin. During 2002 we consummated two bond swap transactions, resulting in a net gain on the sales of securities of $270,000. We also consummated two bond swap transactions during 2001, resulting in a net gain on the sales of securities of $207,000. All four bond swap transactions were consummated in reaction to the declining interest rate environment occurring at the respective time periods of the sales, and against the backdrop of an expected increasing interest rate environment over the next one to four years. During the first quarter of 2002, we sold ten mortgage-backed securities with an aggregate par value of $10.2 million, resulting in a net gain of $149,000. The underlying mortgage loans of the mortgage-backed securities generally had 25 to 30 years to final maturity and exhibited a relatively high level of extension risk in an increasing interest rate environment. The proceeds of the sold bonds were re-invested into five mortgage-backed securities, the underlying mortgage loans of which had 10 to 15 years to final maturity and would expect to have a lower level of extension risk in a rising interest rate environment when compared to the mortgage-backed securities that were sold.

The second bond swap was completed during the third quarter of 2002. We sold eight mortgage-backed securities with an aggregate par value of $3.3 million, resulting in a net gain of $121,000. Due to the declining interest rate environment, these mortgage-backed securities had received recent significant principal reductions as the underlying mortgage loans were being paid-off presumably due to refinancing activity on the part of the borrowers. As it was likely that the remaining principal balance of the mortgage-backed securities would be paid-off in the near term, and at a time of low interest rates, these bonds were sold and the proceeds re-invested into one mortgage-backed security, the underlying mortgages of which were expected to pay-off over the next two to four years.

Noninterest Expense

Noninterest expense during 2002 totaled $12.8 million, an increase of 35.2% over the $9.5 million expensed in 2001. Of the $3.3 million growth in overhead costs, $2.1 million (63.6%) was in salaries and benefits, and primarily reflects the increase in full-time equivalent employees from 96 at year-end 2001 to 117 at year-end 2002, annual pay increases and an increase in the maximum dollar amount paid in the company-wide non-lender bonus program. Occupancy, furniture and equipment costs increased $0.7 million (59.3%) in 2002 over that expensed in 2001, primarily reflecting the opening of our new administrative office and the combined branch and operations center in the latter part of 2001. The remaining growth in overhead costs were generally due to general and administrative cost increases associated with an increased asset base.

While the dollar volume of noninterest costs have increased, the growth of net interest income and fee income have increased by a much higher degree. Noninterest costs during 2002 were $3.3 million higher than the level of overhead costs expensed during 2001; however, net interest income and fee income increased a combined $8.4 million during the same time period. Monitoring and controlling our noninterest costs, while at the same time providing high quality service to our customers, is one of our priorities. The efficiency ratio, a banking industry standardized calculation that attempts to reflect the utilization of overhead costs, continued to show improvement during 2002. Computed by dividing noninterest expenses by net interest income plus noninterest income, the efficiency ratio was 47.9% during 2002. This level compares favorably to the efficiency ratio of 51.7% recorded during 2001, and reflects the improved efficiencies resulting from increased net interest income and fee income, and controlled overhead costs.

Federal Income Tax Expense

Federal income tax expense was $3.2 million in 2002, an increase of $1.2 million, or 59.1% over the $2.0 million expensed during 2001. The increase is primarily due to the growth in our pre-federal income tax profitability, which was only partially offset by a decline in our effective federal income tax rate from 30.7% in 2001 to 29.0% in 2002.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Summary

We recorded strong earnings performance during 2001. Net income was $4.5 million, or $1.11 per basic share and $1.10 per diluted share. This earnings performance compares very favorably to net income of $2.8 million, or $0.98 per basic share and $0.97 per diluted share, recorded in 2000. The $1.7 million improvement in net income represents an increase of 60.7%, while diluted earnings per share were up 13.4%, with the difference reflecting the impact of our common stock sales during 2001 and resulting increases in average common shares outstanding. The earnings improvement during 2001 over that of 2000 is primarily attributable to increased net interest income and improved operating efficiencies resulting from asset growth, strong credit culture, controlled overhead expenses and increased fee income.

Net Interest Income

Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $45.0 million and $28.2 million during 2001, respectively, providing for net interest income of $16.8 million. This performance compares very favorably to that of 2000 when interest income and interest expense were $37.1 million and $24.6 million, respectively, providing for net interest income of $12.5 million. In comparing 2001 with 2000, interest income increased 21.4%, interest expense was up 14.8% and net interest income increased 34.3%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types of assets and liabilities, interest rate risk, common stock sales, liquidity, and customer behavior also impact net interest income as well as the net interest margin. The net interest margin remained virtually unchanged in 2001 at 2.89%, compared to 2.90% in 2000.

Interest income is primarily generated from the loan portfolio, and to a lesser degree from securities, federal funds sold and short term investments. Interest income increased $7.9 million during 2001 from that earned in 2000, totaling $45.0 million in 2001 compared to $37.1 million in the previous year. The increase is due to the growth in earning assets, which more than offset the impact of the declining interest rate environment during 2001 during which time the prime rate declined by 475 basis points. Reflecting the significantly lower interest rates, the yield on average earning assets decreased from 8.60% recorded in 2000 to 7.73% in 2001.

The growth in interest income is attributable to an increase in earning assets. During 2001, earning assets averaged $582.1 million, a level substantially higher than the average earning assets of $431.3 million during 2000. Growth in average total loans, totaling $128.5 million, comprised 85.2% of the increase in average earnings assets. Interest income generated from the loan portfolio increased $6.8 million during 2001 over the level earned in 2000, comprised of an increase of $10.5 million from the growth in the loan portfolio which was partially offset by a decrease of $3.7 million due to the decline in the yield earned on the loan portfolio of 7.95% from 8.88%. The decline in the loan portfolio yield is primarily due to decreased market interest rates during 2001.

Growth in the securities portfolio also added to the increase in interest income during 2001 over that of 2000. Average securities increased by $18.0 million in 2001, increasing from $49.7 million in 2000 to $67.7 million in 2001. The growth equated to an increase in interest income of $1.2 million, which was slightly offset by a decrease of $0.1 million due to the decline in the yield earned on the securities portfolio of 6.80% from 6.92%. Although interest income earned on federal funds sold increased by $0.2 million due to a $4.3 million increase in the average balance during 2001, a lower yield earned on federal funds sold offset the higher income resulting from the increased average balance. The lower yield on securities and federal funds sold is the result of decreased market interest rates during 2001.

Interest expense is primarily generated from interest-bearing deposits, and to a lesser degree repurchase agreements and trust preferred securities. Interest expense increased $3.6 million during 2001 from that paid in 2000, totaling $28.2 million in 2001 compared to $24.6 million in the previous year. The growth in interest expense is primarily attributable to an increase in interest-bearing liabilities during 2001, which more than offset the impact of the declining interest rate environment during 2001. Interest-bearing liabilities averaged $514.7 million during 2001, a level substantially higher than the average interest-bearing liabilities of $386.8 million during 2000. This growth resulted in increased interest expense of $7.3 million; however, a decrease in interest expense of $3.7 million was recorded during 2001 due to lower market interest rates on all interest-bearing liability categories except trust preferred securities that have a fixed interest rate. The cost of average interest-bearing liabilities decreased from the 6.35% recorded in 2000 to 5.48% in 2001.

Growth in average certificates of deposits, totaling $111.4 million, comprised 87.1% of the increase in average interest-bearing liabilities between 2001 and 2000. The certificate of deposit growth during 2001 equated to an increase in interest expense of $6.7 million, although a decrease in interest expense of $2.5 million was recorded due to the decline in the average rate paid. Increases in repurchase agreements and other interest-bearing deposits added to interest expense; however, the decline in interest rates paid on these funding liabilities more than offset the increased costs due to dollar volume growth. Average repurchase agreements grew from $29.3 million in 2000 to $34.7 million in 2001. The growth equated to an increase in interest expense of $0.2 million; however, a decrease of $0.4 million in interest expense was recorded due to the decline in the average rate paid. Lower interest rates paid on interest-bearing checking accounts, savings deposits and money market accounts reduced, in aggregate, $0.8 million in interest expense during 2001, while the increase in dollar volume added $0.5 million in interest expense.

Provision for Loan Losses

Reflecting continued significant loan growth, the provision for loan losses totaled approximately $2.4 million during 2001, compared to the $1.9 million expensed during 2000. The allowance as a percentage of total loans outstanding as of December 31, 2001 was 1.45%, slightly lower than the 1.47% at year-end 2000. Net loan charge-offs during 2001 approximated $178,000, or 0.04% of average total loans. Net loan charge-offs during 2000 totaled about $172,000, or 0.05% of average total loans. We maintain the allowance at a level we believe is adequate to absorb losses contained within the loan portfolio.

Noninterest Income

Noninterest income, excluding net gains on sales of securities, totaled $1.7 million in 2001, an increase of 40.3% over the $1.2 million earned in 2000 (excluding the interest rate swap termination fee). Deposit and repurchase agreement service charges totaled $529,000 in 2001, an increase of $183,000, or 52.9%, from the amount earned in 2000. The increase is primarily due to the growth in the number of deposit accounts. Reflecting increased volume of refinance activity resulting from the decreased interest rate environment, fees earned on referring residential mortgage loan applicants to various third parties totaled $401,000 in 2001, up significantly from the $175,000 earned in 2000. Letter of credit commitment fees were virtually unchanged at $379,000 during 2001 when compared to the $391,000 earned in 2000.

Noninterest income related to cash surrender value of BOLI totaled $99,000 during 2001. Purchased at various time intervals during mid-2001, the cash surrender value of the BOLI policies totaled $4.0 million at December 31, 2001. The BOLI policies represent a combination of whole life and term insurance, and were purchased as part of our bank's non-qualified deferred compensation program. Under this program, certain officers have the ability to defer all or portions of their salary and/or bonus payments. A BOLI policy was purchased for each of the participating officers, with the whole life portion of the BOLI policy providing a funding source when each of the specific officers reach retirement age and begin to receive payments under the program. Any payments made under the term life insurance portion of the BOLI policies may be shared between our bank and the officers' named beneficiaries.

In addition to providing interest income and secondary liquidity, our securities portfolio plays an integral role in managing our net interest margin. In reaction to the declining interest rate environment during 2001 we completed two separate bond swap transactions whereby selected securities were sold and the sales proceeds were re-invested into securities containing differing interest rate risk characteristics. The first bond swap transaction involved the sale of two callable U.S. Government Agency bonds. During the relatively high interest rate environment in 2000, our bank purchased four $1.0 million heavily discounted callable U.S. Government Agency bonds. A major factor in purchasing the bonds was our expectation that the bonds would likely be called by the issuer in a declining interest rate environment, resulting in the remaining discount being immediately accreted into interest income and at least partially offsetting the short-term negative impact a declining interest rate environment would have on our net interest margin. With interest rates declining during the first quarter of 2001, two of the bonds were called by the issuer and the combined unaccreted discount of $72,000 was immediately taken into interest income. Of the remaining two bonds, one was not initially callable until June 2001, and the other bond, while immediately callable, was not called by the issuer as interest rates had not declined to a level where it was likely to be called by the issuer. Given that net interest margin management was a major factor in purchasing the bonds, we decided to sell the remaining two bonds, and a net gain of $97,000 was recorded as noninterest income.

The second bond swap was completed during the fourth quarter of 2001. In an effort to address the impact of a possible future increasing interest rate environment, we decided to sell certain mortgage-backed pass-through securities and re-invest the proceeds into mortgage-backed securities that exhibit different principal repayment characteristics. We sold seven bonds with an aggregate par value of $7.4 million, and recorded a net gain of $110,000. These issues were generally the lowest yielding bonds and had the lowest coupons on the underlying residential mortgages within the mortgage-backed pass-through segment of our investment securities portfolio, and although comprising almost 24% of that portfolio segment these particular bonds comprised only about 13% of the unrealized gain as of September 30, 2001. In an increasing interest rate environment, we would expect these particular bonds to reflect extension, that is the principal repayments would slow and therefore our total return would be negatively impacted as we would have less money to re-invest in higher yielding products. Proceeds from the sales were re-invested into mortgage-backed pass-through securities that we believe would provide greater principal repayment during an increasing interest rate environment, therefore giving us the opportunity to invest more money into higher yielding products and improving our total return.

Noninterest Expense
Noninterest expense during 2001 totaled $9.5 million, an increase of 25.8% over the $7.5 million expensed in 2000. Of the $2.0 million growth in overhead costs, $1.4 million was in salaries and benefits, and primarily reflects the increase in full-time equivalent employees from 65 at year-end 2000 to 96 at year-end 2001 and annual pay increases. The remaining growth in overhead costs were generally due to general and administrative cost increases associated with an increased asset base and the opening of the new administrative office and the combined branch and operations center.

While the dollar volume of noninterest costs have increased, as a percent of average assets the level has substantially declined as a result of our asset growth and the realization of operating efficiencies. During 2001, noninterest costs were 1.57% of average assets, a 7.1% decline from the 1.69% level during 2000. Monitoring and controlling our noninterest costs, while at the same time providing high quality service to our customers, is one of our priorities. The efficiency ratio, a banking industry standardized calculation that attempts to reflect the utilization of overhead costs, also declined during 2001. Computed by dividing noninterest expenses by net interest income plus noninterest income, the efficiency ratio was 51.7% during 2001. This level compares favorably to the efficiency ratio of 55.8% recorded during 2000, and reflects the improved efficiencies resulting from increased earning asset growth and controlled costs. Although noninterest expenses increased $2.0 million during 2001, our net revenue increased $4.8 million during the same time period.

Federal Income Tax Expense
Federal income tax expense was $2.0 million in 2001, an increase of 52.7% over the $1.3 million expensed during 2000. The increase is due to the growth in our profitability.

CAPITAL RESOURCES

Shareholders' equity is a noninterest-bearing source of funds that provides support for our asset growth. Shareholders' equity was \$79.8 million and \$71.5 million at December 31, 2002 and 2001, respectively. The \$8.4 million increase during 2002 is primarily attributable to net income from operations, which totaled \$7.8 million. Shareholders' equity was also positively impacted by a \$0.6 million mark-to-market adjustment for available for sale securities as defined in SFAS No. 115, resulting primarily from the declining interest rate environment during 2002.

We and our bank are subject to regulatory capital requirements administered by the State of Michigan and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Since our bank began operations, both we and our bank have been categorized as "Well Capitalized," the highest classification contained within the banking regulations. Our and our bank's capital ratios as of December 31, 2002 and 2001 are disclosed under Note 17 on pages F-44 and F-45 of the Notes to Consolidated Financial Statements.

Our ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. On January 6, 2003, we declared a 5% common stock dividend, payable on February 3, 2003 to record holders as of January 17, 2003. This represents the third straight year we have declared and paid a 5% stock dividend. Also on January 6, 2003, we declared our first quarterly common stock cash dividend. The \$0.08 per common share cash dividend will be paid on March 10, 2003 to record holders as of February 10, 2003.

LIQUIDITY

Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and investment securities. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate our company. Liquidity is primarily achieved through the growth of deposits (both local and out-of-area) and liquid assets such as securities available for sale, matured securities, and federal funds sold. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability, while providing adequate liquidity.

Our liquidity strategy is to fund loan growth with deposits, repurchase agreements and other borrowed funds and to maintain an adequate level of short- and medium-term investments to meet typical daily loan and deposit activity. Although deposit and repurchase agreement growth from depositors located in the market area increased by \$78.6 million, or 36.8%, during 2002, the growth was not sufficient to meet the substantial loan growth of \$184.4 million and provide monies for additional investing activities. To assist in providing the additional needed funds we regularly obtained certificates of deposit from customers outside of the market area. As of December 31, 2002, out-of-area deposits totaled \$512.5 million, or 63.7% of combined deposits and repurchase agreements, an increase in dollar volume from the \$392.2 million outstanding, but a decline from the 64.8% level of combined deposits and repurchase agreements, as of December 31, 2001.

We have the ability to borrow money on a daily basis through correspondent banks using established federal funds purchased lines; however, this is generally viewed as only a secondary and temporary source of funds. During 2002, our federal funds sold position averaged \$7.9 million and our federal funds purchased position averaged \$0.9 million. At December 31, 2002, our established unsecured federal funds purchased lines totaled \$22.0 million. In addition, as a member of the Federal Home Loan Bank of Indianapolis ("FHLBI"), our bank has access to the FHLBI's borrowing programs. Based on available collateral at December 31, 2002, our bank could borrow up to \$99.0 million. At December 31, 2002, FHLBI advances totaled \$15.0 million.

In addition to normal loan funding and deposit flow, we also need to maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2002, we had a total of $178.1 million in unfunded loan commitments and $39.3 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $153.8 million were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $24.3 million were for loan commitments scheduled to close and become funded within the next three months. We monitor fluctuations in loan balances and commitment levels, and include such data in our overall liquidity management.

MARKET RISK ANALYSIS

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have only limited agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates. We derive our income primarily from the excess of interest collected on interest-earning assets over the interest paid on interest-bearing liabilities. The rates of interest we earn on our assets and owe on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk we assess the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity and asset quality.

We use two interest rate risk measurement techniques. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the net interest margin during periods of changing market interest rates.

The following table depicts our GAP position as of December 31, 2002 (dollars in thousands).

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Assets:					
Commercial loans	$ 293,409	$ 41,174	$ 354,266	$ 16,168	$ 705,017
Leases			850		850
Residential real estate loans	30,470	2,343	20,781	7,235	60,829
Consumer loans	1,276	132	3,321	129	4,858
Securities [1]	1,642	579	36,784	57,888	96,893
Federal funds sold	4,500				4,500
Short term investments	213				213
Allowance for loan and lease losses				(10,890)	(10,890)
Other assets				59,585	59,585
Total assets	331,510	44,228	416,002	130,115	921,855
Liabilities:					
Interest-bearing checking	28,130				28,130
Savings	69,461				69,461
Money market accounts	8,592				8,592
Time deposits under $100,000	23,278	41,620	27,661		92,559
Time deposits $100,000 and over	115,615	256,557	120,794		492,966
Short term borrowings	50,335				50,335
Federal Home Loan Bank advances		10,000	5,000		15,000
Long term borrowings	576			16,000	16,576
Noninterest-bearing checking				62,405	62,405
Other liabilities				5,997	5,997
Total liabilities	295,987	308,177	153,455	84,402	842,021
Shareholders' equity				79,834	79,834
Total sources of funds	295,987	308,177	153,455	164,236	921,855
Net asset (liability) GAP	$ 35,523	$ (263,949)	$ 262,547	$ (34,121)	
Cumulative GAP	$ 35,523	$ (228,426)	$ 34,121		
Percent of cumulative GAP to total assets	3.9%	(24.8)%	3.7%		

(1) Mortgage-backed securities are categorized by expected maturities based upon prepayment trends as of December 31, 2002.

The second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than the GAP analysis, and therefore, serves as our primary interest rate risk measurement technique. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and our strategies, among other factors.

We conducted multiple simulations as of December 31, 2002, whereby it was assumed that a simultaneous, instant and sustained change in market interest rates occurred. The following table reflects the suggested impact on net interest income over the next twelve months, which is well within our policy parameters established to manage and monitor interest rate risk.

Interest Rate Scenario	Dollar Change In Net Interest Income	Percent Change In Net Interest Income
Interest rates down 200 basis points	$ 15,000	0.1%
Interest rates down 100 basis points	536,000	2.1
No change in interest rates	851,000	3.3
Interest rates up 100 basis points	1,435,000	5.5
Interest rates up 200 basis points	2,031,000	7.8

The increase in net interest income under all interest rate scenarios reflects the expected repricing of local and out-of-area certificates of deposit during the next twelve months. Throughout all of 2003, we have a large volume of certificates of deposit set to mature that were issued during higher interest rate environments. Based upon the current interest rate environment these certificates of deposit will either be renewed at lower interest rates or replaced with new certificates of deposit with lower interest rates.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Mercantile Bank Corporation
Wyoming, Michigan

We have audited the accompanying consolidated balance sheets of Mercantile Bank Corporation as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Mercantile's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bank Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Grand Rapids, Michigan
January 17, 2003
Except Note 1 as to which the date is February 3, 2003

MERCANTILE BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 23,404,000	$ 14,467,000
Short term investments	213,000	171,000
Federal funds sold	4,500,000	5,300,000
Total cash and cash equivalents	28,117,000	19,938,000
Securities available for sale	59,614,000	52,054,000
Securities held to maturity (fair value of $37,985,000 at December 31, 2002 and $26,183,000 at December 31, 2001)	36,493,000	25,979,000
Federal Home Loan Bank stock	786,000	785,000
Total loans	771,554,000	587,248,000
Allowance for loan and lease losses	(10,890,000)	(8,494,000)
Total loans, net	760,664,000	578,754,000
Premises and equipment, net	12,174,000	9,557,000
Accrued interest receivable	3,336,000	2,811,000
Bank owned life insurance policies	14,876,000	3,991,000
Other assets	5,795,000	4,813,000
Total assets	$ 921,855,000	$698,682,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 62,405,000	$ 43,162,000
Interest-bearing	691,708,000	525,915,000
Total	754,113,000	569,077,000
Securities sold under agreements to repurchase	50,335,000	36,485,000
Federal Home Loan Bank advances	15,000,000	0
Other borrowed money	576,000	239,000
Accrued expenses and other liabilities	5,997,000	5,418,000
Trust preferred securities	16,000,000	16,000,000
Total liabilities	842,021,000	627,219,000
Shareholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized, none issued		
Common stock, no par value; 9,000,000 shares authorized; 5,405,706 and 5,405,155 shares issued and outstanding at December 31, 2002 and 2001	75,530,000	69,406,000
Retained earnings	3,250,000	1,649,000
Accumulated other comprehensive income	1,054,000	408,000
Total shareholders' equity	79,834,000	71,463,000
Total liabilities and shareholders' equity	$ 921,855,000	$698,682,000

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income			
Loans, including fees	$ 43,032,000	$ 39,852,000	$ 33,057,000
Securities, taxable	3,023,000	3,245,000	2,662,000
Securities, tax-exempt	1,445,000	972,000	544,000
Federal funds sold	130,000	546,000	567,000
Short-term investments	2,000	4,000	5,000
Total interest income	47,632,000	44,619,000	36,835,000
Interest expense			
Deposits	21,468,000	25,437,000	21,619,000
Federal Home Loan Bank advances	20,000	0	0
Short-term borrowings	899,000	1,186,000	1,369,000
Long-term borrowings	1,591,000	1,578,000	1,572,000
Total interest expense	23,978,000	28,201,000	24,560,000
Net interest income	23,654,000	16,418,000	12,275,000
Provision for loan and lease losses	3,002,000	2,370,000	1,854,000
Net interest income after provision for loan and lease losses	20,652,000	14,048,000	10,421,000
Noninterest income			
Service charges on accounts	915,000	529,000	346,000
Letter of credit fees	307,000	379,000	391,000
Mortgage loan referral fees	534,000	401,000	175,000
Gain on sale of loans	0	0	50,000
Gain (loss) on sale of securities	270,000	207,000	(275,000)
Interest rate swap termination fee	0	0	275,000
Increase in cash surrender value of bank owned life insurance policies	409,000	99,000	0
Other income	618,000	264,000	230,000
Total noninterest income	3,053,000	1,879,000	1,192,000
Noninterest expense			
Salaries and benefits	7,771,000	5,712,000	4,274,000
Occupancy	1,069,000	627,000	510,000
Furniture and equipment	749,000	514,000	440,000
Data processing	571,000	446,000	435,000
Advertising	300,000	248,000	197,000
Other expense	2,321,000	1,907,000	1,659,000
Total noninterest expenses	12,781,000	9,454,000	7,515,000
Income before federal income tax expense	10,924,000	6,473,000	4,098,000
Federal income tax expense	3,167,000	1,990,000	1,303,000
Net income	$ 7,757,000	$ 4,483,000	$ 2,795,000
Earnings per share:			
Basic	$ 1.43	$ 1.11	$ 0.98
Diluted	$ 1.41	$ 1.10	$ 0.97

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2002, 2001 and 2000

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2000	$ 28,182,000	$ 587,000	$ (801,000)	$ 27,968,000
Payment of 5% stock dividend	1,754,000	(1,754,000)		
Comprehensive income:				
Net income		2,795,000		2,795,000
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect			1,091,000	1,091,000
Total comprehensive income				3,886,000
Balances, December 31, 2000	29,936,000	1,628,000	290,000	31,854,000
Sale of 2,306,600 shares of common stock, net of issuance costs	35,009,000			35,009,000
Payment of 5% stock dividend	4,461,000	(4,462,000)		(1,000)
Comprehensive income:				
Net income		4,483,000		4,483,000
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect			118,000	118,000
Total comprehensive income				4,601,000
Balances, December 31, 2001	69,406,000	1,649,000	408,000	71,463,000
Payment of 5% stock dividend	6,155,000	(6,156,000)		(1,000)
Issuance costs associated with 2001 stock sale	(37,000)			(37,000)
Stock option exercises, 578 shares	6,000			6,000
Comprehensive income:				
Net income		7,757,000		7,757,000
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect			646,000	646,000
Total comprehensive income				8,403,000
Balances, December 31, 2002	$ 75,530,000	$ 3,250,000	$ 1,054,000	$ 79,834,000

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 7,757,000	$ 4,483,000	$ 2,795,000
Adjustments to reconcile net income to net cash from operating activities			
Depreciation and amortization	1,366,000	651,000	590,000
Provision for loan and leases losses	3,002,000	2,370,000	1,854,000
Gain on sale of loans	0	0	(50,000)
(Gain)/loss on sale of securities	(270,000)	(207,000)	275,000
Net change in			
Accrued interest receivable	(525,000)	(53,000)	(915,000)
Bank owned life insurance policies	(409,000)	(99,000)	0
Other assets	(1,484,000)	(1,224,000)	(828,000)
Accrued expenses and other liabilities	579,000	(1,526,000)	4,325,000
Net cash from operating activities	10,016,000	4,395,000	8,046,000
Cash flows from investing activities			
Purchases of:			
Securities available for sale	(41,074,000)	(38,542,000)	(19,817,000)
Securities held to maturity	(11,783,000)	(11,555,000)	(7,473,000)
Federal Home Loan Bank stock	(1,000)	0	0
Proceeds from:			
Sales of securities available for sale	13,997,000	12,843,000	6,718,000
Maturities, calls and repayments of securities available for sale	20,493,000	19,240,000	3,498,000
Maturities, calls and repayments of securities held to maturity	1,255,000	102,000	0
Loan originations and payments, net	(184,912,000)	(157,622,000)	(121,920,000)
Purchases of premises and equipment, net	(3,527,000)	(5,994,000)	(1,099,000)
Purchases of bank owned life insurance policies	(10,476,000)	(3,892,000)	0
Net cash from investing activities	(216,028,000)	(185,420,000)	(140,093,000)
Cash flows from financing activities			
Net increase in deposits	185,036,000	143,337,000	130,912,000
Net proceeds from sale of common stock	(37,000)	35,009,000	0
Stock option exercises	6,000	0	0
Cash paid in lieu of fractional shares on stock dividend	(1,000)	(1,000)	0
Proceeds from Federal Home Loan Bank advances	15,000,000	0	0
Net increase in other borrowed money	337,000	182,000	43,000
Net increase in securities sold under agreements to repurchase	13,850,000	4,334,000	5,544,000
Net cash from financing activities	214,191,000	182,861,000	136,499,000
Net change in cash and cash equivalents	8,179,000	1,836,000	4,452,000
Cash and cash equivalents at beginning of period	19,938,000	18,102,000	13,650,000
Cash and cash equivalents at end of period	$ 28,117,000	$ 19,938,000	$ 18,102,000
Supplemental disclosures of cash flow information			
Cash paid during the year for			
Interest	$ 23,883,000	$ 29,717,000	$ 20,382,000
Federal income tax	4,165,000	2,713,000	1,693,000
Cash received during the year for			
Gain on termination of interest rate swap	0	0	275,000

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Mercantile Bank Corporation ("Mercantile") and its wholly-owned subsidiaries, Mercantile Bank of West Michigan ("Bank") and MBWM Capital Trust I ("Capital Trust"), and of Mercantile Bank Mortgage Company ("Mortgage Company"), Mercantile BIDCO, Inc. ("Mercantile BIDCO"), and Mercantile Insurance Center, Inc. ("Mercantile Insurance"), wholly-owned subsidiaries of our bank, after elimination of significant intercompany transactions and accounts.

Nature of Operations: Mercantile was incorporated on July 15, 1997 to establish and own the Bank based in Grand Rapids, Michigan. The Bank is a community-based financial institution. The Bank began operations on December 15, 1997, after several months of work by incorporators and employees in preparing applications with the various regulatory agencies and obtaining insurance and building space. The Bank's primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial loans, commercial leases, residential mortgage loans, and installment loans. Substantially all loans and leases are secured by specific items of collateral including business assets, real estate and consumer assets. Commercial loans and leases are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both commercial and residential real estate. The Bank's loan accounts are primarily with customers located in western Michigan, within Kent County and western Ottawa County. The Bank's retail deposits are also from customers located in western Michigan. As an alternative source of funds, the Bank has also issued certificates to depositors outside of the Bank's primary market area. Substantially all revenues are derived from banking products and services.

Capital Trust was formed in September 1999. All of the common securities of this special purpose trust are owned by Mercantile. Capital Trust exists solely to issue capital securities. For financial reporting purposes, Capital Trust is reported as a subsidiary and is consolidated into the financial statements of Mercantile. The capital securities are presented as a separate line item on the consolidated balance sheet as trust preferred securities.

Mortgage Company was formed during 2000. A wholly owned subsidiary of the Bank, the Mortgage Company was established to increase the profitability and efficiency of the mortgage loan operations. The Mortgage Company initiated business on October 24, 2000 via the Bank's contribution of most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans. On the same date the Bank also transferred its residential mortgage origination function to the Mortgage Company. Mortgage loans originated and held by the Mortgage Company are serviced by the Bank pursuant to a servicing agreement.

On February 7, 2002, Mercantile BIDCO, a wholly-owned subsidiary of the Bank, was granted a license by the Michigan Office of Financial and Insurance Services to operate as a Michigan Business and Industrial Development Company, a non-depository Michigan financial institution. Mercantile BIDCO offers equipment lease financing, asset based loans, junior debt facilities and other financing where equity features may be part of the facility pricing.

Mercantile Insurance was formed during 2002 through the acquisition of an existing shelf insurance agency. Insurance products are offered through an Agency and Institutions Agreement among Mercantile Insurance, the Bank and Burnham Insurance Group. The insurance products are marketed through a central facility operated by the Michigan Bankers Insurance Association, members of which include the insurance subsidiaries of various Michigan-based financial institutions and Burnham Insurance Group. Mercantile Insurance receives commissions based upon written premiums produced under the Agency and Institutions Agreement.

Mercantile filed an election to become a financial holding company, pursuant to the Bank Holding Company Act, as amended by Title I of the Gramm-Leach-Bliley Act and implementing Federal Reserve Board regulations, effective March 23, 2000.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan and lease losses and the fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Securities classified as held to maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at fair value with unrealized holding gains or losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans and Leases: Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan and lease losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan or lease is impaired or payments are past due over 90 days. Payments received on such loans and leases are reported as principal reductions. In all cases, loans and leases are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans and leases is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans and leases are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan and lease losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions. Allocations of the allowance may be made for specific loans and leases, but the entire allowance is available for any loan or lease that, in management's judgment, should be charged-off. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan or lease balance is confirmed.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan or lease is impaired when full payment under the loan or lease terms is not expected. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan or lease is impaired, a portion of the allowance is allocated so that the loan or lease is reported, net, at the present value of estimated future cash flows using the loan's or leases' existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans and leases are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts. Issuance costs of trust preferred securities are amortized over the term of the securities.

Foreclosed Assets: Assets acquired through or instead of foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key officers. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

	2002	2001	2000
Net income as reported	$ 7,757,000	$ 4,483,000	$ 2,795,000
Deduct: Stock-based compensation expense determined under fair value based method	337,000	262,000	114,000
Pro forma net income	7,420,000	4,221,000	2,681,000
Basic earnings per share as reported	$ 1.43	$ 1.11	$ 0.98
Pro forma basic earnings per share	1.37	1.05	0.94
Diluted earnings per share as reported	$ 1.41	$ 1.10	$ 0.97
Pro forma diluted earnings per share	1.35	1.03	0.93

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2002	2001	2000
Risk-free interest rate	4.78%	4.58%	5.99%
Expected option life	10 Years	10 Years	10 Years
Expected stock price volatility	30%	32%	37%
Dividend yield	0%	0%	0%

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financials instruments are recorded when they are funded.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share: Basic earnings per share is based on weighted average common shares outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options. Earnings per share are restated for all stock dividends, including the 5% stock dividend paid on February 3, 2003, February 1, 2002 and February 1, 2001. The fair value of shares issued in stock dividends is transferred from retained earnings to common stock.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity, net of tax.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on Mercantile's financial condition or results of operations.

Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Operating Segments: While management monitors the revenue streams of the various products and services offered, the identifiable segments are not material and operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of Mercantile's financial service operations are considered by management to be aggregated in one reportable operating segment.

(Continued)

NOTE 2 – SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2002				
U.S. Government agency debt obligations	$ 16,121,000	$ 217,000	$ 0	$ 16,338,000
Mortgage-backed securities	41,895,000	1,381,000	0	43,276,000
	$ 58,016,000	$ 1,598,000	$ 0	$ 59,614,000
2001				
U.S. Government agency debt obligations	$ 972,000	$ 10,000	$ 0	$ 982,000
Mortgage-backed securities	49,964,000	778,000	(183,000)	50,559,000
Municipal revenue bonds	500,000	13,000	0	513,000
	$ 51,436,000	$ 801,000	$ (183,000)	$ 52,054,000

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2002				
Municipal general obligation bonds	$ 29,578,000	$ 1,371,000	$ (90,000)	$ 30,859,000
Municipal revenue bonds	6,915,000	211,000	0	7,126,000
	$ 36,493,000	$ 1,582,000	$ (90,000)	$ 37,985,000
2001				
Municipal general obligation bonds	$ 21,686,000	$ 471,000	$ (246,000)	$ 21,911,000
Municipal revenue bonds	4,293,000	37,000	(58,000)	4,272,000
	$ 25,979,000	$ 508,000	$ (304,000)	$ 26,183,000

The amortized cost and fair values of debt securities at year-end 2002, by contractual maturity, are shown below. The contractual maturity is utilized below for U.S. Government agency debt obligations and municipal bonds. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

(Continued)

NOTE 2 – SECURITIES (Continued)

	Held-to-Maturity			Available-for-Sale		
	Weighted Average Yield	Carrying Amount	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value
Due in one year or less	5.95%	$ 226,000	$ 228,000	NA	$ 0	$ 0
Due from one to five years	6.87	4,515,000	4,830,000	NA	0	0
Due from five to ten years	6.61	7,824,000	8,344,000	4.76%	14,116,000	14,321,000
Due after ten years	6.95	23,928,000	24,583,000	4.88	2,005,000	2,017,000
Mortgage-backed	NA	0	0	5.67	41,895,000	43,276,000
	6.86	$ 36,493,000	$ 37,985,000	5.42	$ 58,016,000	$ 59,614,000

During 2002, securities with an aggregate amortized cost basis of $13.7 million were sold, resulting in an aggregate realized gain of $270,000. During 2001, securities with an aggregate amortized cost basis of $12.8 million were sold, resulting in an aggregate realized gain of $234,000 and an aggregate realized loss of $27,000. During 2000, securities with an aggregate amortized cost basis of $6.7 million were sold, resulting in an aggregate realized loss of $275,000.

At year-end 2002 and 2001, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $36.5 million and $26.0 million, with an estimated market value of $38.0 million and $26.2 million, respectively. Total securities of any one specific issuer, other than the U.S. Government and its agencies, did not exceed 10% of shareholders' equity.

The carrying value of securities that are pledged to repurchase agreements and other deposits was $58.2 million and $49.5 million at December 31, 2002 and 2001, respectively.

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES

Year-end loans and leases are as follows:

	December 31, 2002		December 31, 2001		Percent
	Balance	%	Balance	%	Increase/ (Decrease)
Real Estate:					
Construction and land development	$ 103,900,000	13.5%	$ 62,710,000	10.6%	65.7%
Secured by 1 – 4 family properties	60,828,000	7.9	41,028,000	7.0	48.3
Secured by multi-family properties	13,025,000	1.7	7,394,000	1.3	76.2
Secured by nonresidential properties	357,431,000	46.3	263,568,000	44.9	35.6
Commercial	230,662,000	29.9	206,898,000	35.1	11.5
Leases	850,000	0.1	0	0.0	NA
Consumer	4,858,000	0.6	5,650,000	1.1	(14.0)
	$ 771,554,000	100.0%	$ 587,248,000	100.0%	31.4%

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Activity in the allowance for loan and lease losses is as follows:

	2002	2001	2000
Beginning balance	$ 8,494,000	$ 6,302,000	$ 4,620,000
Provision for loan and lease losses	3,002,000	2,370,000	1,854,000
Charge-offs	(706,000)	(252,000)	(185,000)
Recoveries	100,000	74,000	13,000
Ending balance	$ 10,890,000	$ 8,494,000	$ 6,302,000

Impaired loans and leases were as follows:

	2002	2001
Year-end loans with no allocated allowance for loan and lease losses	$ 402,000	$ 80,000
Year-end loans with allocated allowance for loan and lease losses	394,000	1,302,000
	$ 796,000	$ 1,382,000
Amount of the allowance for loan and lease losses allocated	$ 80,000	$ 320,000
Average of impaired loans during the year	782,000	364,000

Nonperforming loans and leases were as follows:

	2002	2001
Loans and leases past due over 90 days still accruing interest	$ 0	$ 0
Nonaccrual loans and leases	796,000	1,382,000
	$ 796,000	$ 1,382,000

The Bank did not recognize any interest income on impaired loans during 2002, 2001 or 2000.

Concentrations within the loan portfolio were as follows at year-end:

	2002		2001	
	Balance	Percentage of Loan Portfolio	Balance	Percentage of Loan Portfolio
Commercial real estate loans to lessors of non-residential buildings	$ 179,688,000	23.3%	$ 81,822,000	13.9%

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment are as follows:

	2002	2001
Land and improvements	$ 3,234,000	$ 1,970,000
Buildings and leasehold improvements	7,009,000	5,975,000
Furniture and equipment	4,327,000	3,119,000
	14,570,000	11,064,000
Less: accumulated depreciation	2,396,000	1,507,000
	$ 12,174,000	$ 9,557,000

Depreciation expense in 2002, 2001 and 2000 totaled $910,000, $556,000 and $441,000, respectively.

In January of 2003 the Bank signed an option to purchase an existing building situated on 2.75 acres of land for approximately $1.3 million. Subject to pending due diligence and various regulatory changes and approvals, the Bank plans to demolish the existing building and design and construct a four-story facility on this property. This facility would serve as the new location for the Bank's current downtown facility and the loan operations function currently housed at one of the Bank's branch locations.

NOTE 5 – DEPOSITS

Deposits at year-end are summarized as follows:

	December 31, 2002		December 31, 2001		Percent
	Balance	%	Balance	%	Increase/ (Decrease)
Noninterest-bearing demand	$ 62,405,000	8.3%	$ 43,162,000	7.6%	44.6%
Interest-bearing checking	28,130,000	3.7	22,188,000	3.9	26.8
Money market	8,592,000	1.1	5,578,000	1.0	54.1
Savings	69,461,000	9.2	47,157,000	8.3	47.3
Time, under $100,000	7,002,000	0.9	6,144,000	1.1	14.0
Time, $100,000 and over	66,005,000	8.8	52,601,000	9.2	25.5
	241,595,000	32.0	176,830,000	31.1	36.6
Out-of-area time, under $100,000	85,557,000	11.4	83,789,000	14.7	2.1
Out-of-area time, $100,000 and over	426,961,000	56.6	308,458,000	54.2	38.4
	512,518,000	68.0	392,247,000	68.9	30.7
	$ 754,113,000	100.0%	$ 569,077,000	100.0%	32.5%

Out-of-area certificates of deposit consist of certificates obtained from depositors outside of the primary market area. As of December 31, 2002, out-of-area certificates of deposit totaling $498.3 million were obtained through deposit brokers, with the remaining $14.2 million obtained directly from the depositors.

(Continued)

NOTE 5 – DEPOSITS (Continued)

The following table depicts the maturity distribution for time deposits at year-end.

	2002	2001
In one year	$ 437,070,000	$ 289,176,000
In two years	100,855,000	107,469,000
In three years	16,119,000	45,386,000
In four years	12,849,000	77,000
In five years	18,632,000	8,884,000
	$ 585,525,000	$ 450,992,000

The following table depicts the maturity distribution for certificates of deposit with balances of $100,000 or more at year-end.

	2002	2001
Up to three months	$ 115,615,000	$ 90,156,000
Three months to six months	110,401,000	69,947,000
Six months to twelve months	146,156,000	68,981,000
Over twelve months	120,794,000	131,975,000
	$ 492,966,000	$ 361,059,000

NOTE 6 – SHORT-TERM BORROWINGS

Information relating to short-term borrowings, comprised entirely of securities sold under agreements to repurchase, at year-end is summarized below:

	2002	2001
Outstanding balance at year-end	$ 50,335,000	$ 36,485,000
Weighted average interest rate at year-end	1.54%	2.21%
Average daily balance during the year	43,468,000	34,596,000
Weighted average interest rate during the year	2.03%	3.42%
Maximum month end balance during the year	52,000,000	40,587,000

Securities sold under agreements to repurchase (repurchase agreements) generally have original maturities of less than one year. Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the repurchase agreements are recorded as assets of the Bank and are primarily held in safekeeping by correspondent banks. Repurchase agreements are offered principally to certain large deposit customers as uninsured deposit equivalent investments. Repurchase agreements are secured by securities with a market value of $57.2 million and $48.5 million at year-end 2002 and 2001, respectively.

(Continued)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows.

	2002	2001
Maturities September 2003 through December 2004, fixed rates from 1.69% to 2.39%, averaging 1.97%	$ 15,000,000	$ 0
Total	$ 15,000,000	$ 0

Each advance is payable at its maturity date, and is subject to a prepayment fee if paid prior to the maturity date. The advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans and first mortgage liens on commercial real estate property loans under a blanket lien arrangement, which totaled $99.0 million at year-end 2002.

Maturities over the next five years are:

2003	$ 10,000,000
2004	5,000,000
2005	0
2006	0
2007	0

NOTE 8 - FEDERAL INCOME TAXES

The consolidated provision for income taxes is as follows:

	2002	2001	2000
Current	$ 4,060,000	$ 2,838,000	$ 1,913,000
Deferred benefit	(893,000)	(848,000)	(610,000)
Tax expense	$ 3,167,000	$ 1,990,000	$ 1,303,000

Income tax expense was less than the amount computed by applying the statutory federal income tax rate to income before income taxes. The reasons for the difference are as follows:

	2002	2001	2000
Statutory rates	$ 3,714,000	$ 2,201,000	$ 1,393,000
Increase (decrease) from			
Tax-exempt interest	(429,000)	(264,000)	(110,000)
Other expenses	(118,000)	53,000	20,000
Tax expense	$ 3,167,000	$ 1,990,000	$ 1,303,000

(Continued)

NOTE 8 - FEDERAL INCOME TAXES (Continued)

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities:

	2002	2001
Deferred tax assets		
Allowance for loan and lease losses	$ 3,619,000	$ 2,780,000
Start-up/pre-opening expenses	8,000	34,000
Deferred loan fees	243,000	171,000
Deferred compensation	196,000	82,000
Other	18,000	20,000
	4,084,000	3,087,000
Deferred tax liabilities		
Unrealized gain on securities available for sale	543,000	210,000
Accretion	14,000	12,000
Depreciation	173,000	71,000
	730,000	293,000
Net deferred tax asset	$ 3,354,000	$ 2,794,000

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no valuation allowance was required at year-end 2002 or 2001.

NOTE 9 – STOCK OPTION PLANS

Stock option plans are used to reward directors and employees and provide them with additional equity interest. Stock options granted to non-employee directors are at 125% of the market price on the date of grant, fully vest after five years and expire ten years from the date of grant. Stock options granted to employees are granted at the market price on the date of grant, fully vest after one to three years and expire ten years from the date of grant. At year-end 2002, there were 88,555 shares authorized for future option grants. Information about option grants follows.

A summary of the activity in the plan is as follows.

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	229,839	$ 11.14	183,552	$ 9.99	140,926	$ 9.93
Granted	44,878	20.36	46,287	15.71	42,626	10.17
Exercised	(578)	9.99	0		0	
Forfeited or expired	(2,204)	15.13	0		0	
Outstanding at end of year	271,935	$ 12.63	229,839	$ 11.14	183,552	$ 9.99
Options exercisable at year-end	218,792		176,958		125,880	
Fair value of options granted during year	$ 447,000		$ 363,000		$ 155,000	

(Continued)

NOTE 9 – STOCK OPTION PLANS (Continued)

Options outstanding at year-end 2002 were as follows:

	Outstanding			Exerciseable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 8.00 - $10.00	108,909	5.6 Years	$ 9.14	108,909	$ 9.14
$10.01 - $12.00	74,065	5.7 Years	11.24	74,065	11.24
$14.01 - $16.00	36,920	8.8 Years	15.12	35,818	15.12
$18.01 - $20.00	45,216	9.6 Years	19.50	0	NA
$24.01 - $26.00	6,825	9.8 Years	24.52	0	NA
Outstanding at year end	271,935	6.8 Years	$ 12.63	218,792	$ 10.83

Options outstanding at year-end 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Minimum exercise price	$ 8.64	$ 8.64	$ 8.64
Maximum exercise price	24.52	18.91	11.77
Average remaining option term	6.8 Years	7.3 Years	7.6 Years

NOTE 10 - RELATED PARTIES

Certain directors and executive officers of the Bank, including their immediate families and companies in which they are principal owners, were loan customers of the Bank. At year-end 2002 and 2001, the Bank had $7.1 million and $7.9 million in loan commitments to directors and executive officers, of which $3.0 million and $3.3 million were outstanding at year-end 2002 and 2001, respectively, as reflected in the following table.

	2002	2001
Beginning balance	$ 3,323,000	$ 3,914,000
New loans	965,000	1,215,000
Repayments	(1,337,000)	(1,806,000)
Ending balance	$ 2,951,000	$ 3,323,000

Related party deposits and repurchase agreements totaled $16.4 million at year-end 2002 and $13.9 million at year-end 2001.

NOTE 11 – COMMITMENTS AND OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank's maximum exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally obtained based on management's credit assessment of the borrower.

Fair value of the Bank's off-balance sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At year-end 2002 and 2001, the rates on existing off-balance sheet instruments were substantially equivalent to current market rates, considering the underlying credit standing of the counterparties.

The Bank's maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at year-end was as follows:

	2002	2001
Commercial unused lines of credit	$ 131,161,000	$ 110,787,000
Unused lines of credit secured by 1 – 4 family residential properties	12,381,000	8,181,000
Credit card unused lines of credit	5,824,000	6,212,000
Other consumer unused lines of credit	4,415,000	3,965,000
Commitments to make loans	24,267,000	25,966,000
Standby letters of credit	39,338,000	36,377,000
	$ 217,386,000	$ 191,488,000

The Bank was required to have $2.8 million and $1.1 million of cash on hand or on deposit with the Federal Reserve Bank of Chicago to meet regulatory reserve and clearing requirements at year-end 2002 and 2001. These balances do not earn interest.

The Bank leases its downtown Grand Rapids facility under an operating lease agreement. Total rental expense for the lease for 2002, 2001 and 2000 was $170,000, $165,000 and $161,000, respectively. Future minimum rentals under this lease, which expires on August 31, 2007, as of year-end 2002 are as follows:

2003	$ 174,000
2004	174,000
2005	174,000
2006	174,000
2007	116,000
	$ 812,000

NOTE 12 – BENEFIT PLANS

The Bank has a 401(k) benefit plan that covers substantially all of its employees. The Bank's 2002, 2001 and 2000 matching 401(k) contribution charged to expense was $239,000, $173,000 and $136,000, respectively. The percent of the Bank's matching contributions to the 401(k) is determined annually by the Board of Directors. The 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched at 100% of the first 5% of the compensation contributed. Matching contributions are immediately vested.

The Bank has a deferred compensation plan in which all persons serving on the Board of Directors may defer all or portions of annual retainer and meeting fees, with distributions to be paid only upon termination of service as a director. The deferred amounts are categorized on Mercantile's consolidated financial statements as long term borrowings. Up until September 30, 2001, the deferred balances were paid interest at a rate equal to 75% of the prime rate, adjusted at the beginning of each calendar quarter. The deferred compensation plan was amended, effective October 1, 2001, to increase the interest rate from 75% of the prime rate to 100% of the prime rate. Interest expense for the plan during 2002, 2001 and 2000 was $11,000, $6,000 and $2,000, respectively.

The Bank has a non-qualified deferred compensation program in which selected officers may defer all or portions of salary and bonus payments. The deferred amounts are categorized on Mercantile's consolidated financial statements as other borrowed money. The deferred balances are paid interest as a rate equal to the prime rate, adjusted at the beginning of each calendar quarter. Interest expense for the plan during 2002 and 2001 was $10,000 and $2,000, respectively.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2002		2001	
	Carrying Values	Fair Values	Carrying Values	Fair Values
Financial assets				
Cash and cash equivalents	$ 28,117,000	$ 28,117,000	$ 19,938,000	$ 19,938,000
Securities available for sale	59,614,000	59,614,000	52,054,000	52,054,000
Securities held to maturity	36,493,000	37,985,000	25,979,000	26,183,000
Federal Home Loan Bank stock	786,000	786,000	785,000	785,000
Loans, net	760,664,000	785,203,000	578,754,000	602,442,000
Bank owned life insurance policies	14,876,000	14,876,000	3,991,000	3,991,000
Accrued interest receivable	3,336,000	3,336,000	2,811,000	2,811,000
Financial liabilities				
Deposits	754,113,000	758,422,000	569,077,000	576,575,000
Securities sold under agreements to repurchase	50,335,000	50,335,000	36,485,000	36,485,000
Federal Home Loan Bank advances	15,000,000	15,000,000	0	0
Accrued interest payable	4,713,000	4,713,000	4,618,000	4,618,000
Trust preferred securities	16,000,000	20,050,000	16,000,000	18,874,000

(Continued)

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, bank owned life insurance policies, demand deposits, securities sold under agreements to repurchase, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Carrying amount is the estimated fair value of FHLB advances as they were taken out late in 2002. Fair value of trust preferred securities is based on current rates for similar financing. Fair value of off balance sheet items is estimated to be nominal.

NOTE 14 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2002	2001	2000
Basic			
Net income	$ 7,757,000	$ 4,483,000	$ 2,795,000
Weighted average common shares outstanding	5,405,703	4,022,972	2,862,202
Basic earnings per common share	$ 1.43	$ 1.11	$ 0.98
Diluted			
Net income	$ 7,757,000	$ 4,483,000	$ 2,795,000
Weighted average common shares outstanding for basic earnings per common share	5,405,703	4,022,972	2,862,202
Add: Dilutive effects of assumed exercises of stock options	97,620	60,965	8,062
Average shares and dilutive potential common shares	5,503,323	4,083,937	2,870,264
Diluted earnings per common share	$ 1.41	$ 1.10	$ 0.97

Stock options for 44,878, 46,287 and 107,151 shares of common stock were not considered in computing diluted earnings per common share for 2002, 2001 and 2000, respectively, because they were antidilutive.

(Continued)

NOTE 15 – TRUST PREFERRED SECURITIES

Capital Trust, a business trust subsidiary of Mercantile, sold 1.6 million Cumulative Preferred Securities ("trust preferred securities") at $10.00 per trust preferred security in a September 1999 offering. The proceeds from the sale of the trust preferred securities were used by MBWM Capital Trust I to purchase an equivalent amount of subordinated debentures from Mercantile. The trust preferred securities carry a fixed rate of 9.60%, have a stated maturity of 30 years, and, in effect, are guaranteed by Mercantile. The securities are redeemable at par after 5 years. Distributions on the trust preferred securities are payable quarterly on January 15, April 15, July 15 and October 15. The first distribution was paid on October 15, 1999. Under certain circumstances, distributions may be deferred for up to 20 calendar quarters. However, during any such deferrals, interest accrues on any unpaid distributions at the rate of 9.60% per annum. The trust preferred securities are carried on Mercantile's consolidated balance sheet as a liability, and the interest expense is recorded on Mercantile's consolidated statement of income.

NOTE 16 – SALE OF COMMON STOCK

During 2001, Mercantile sold in aggregate approximately 2.3 million shares of common stock, raising $35.0 million net of issuance costs. Substantially all of the net proceeds were contributed to the Bank as capital to provide support for asset growth, fund investments in loans and securities and for general corporate purposes.

NOTE 17 - REGULATORY MATTERS

Mercantile and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

(Continued)

NOTE 17 - REGULATORY MATTERS (Continued)

At year end, actual capital levels (in thousands) and minimum required levels for Mercantile and the Bank were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total capital (to risk weighted assets)						
Consolidated	$ 105,671	12.1%	$ 69,862	8.0%	$ 87,328	10.0%
Bank	102,810	11.8	69,728	8.0	87,160	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	94,781	10.9	34,931	4.0	52,397	6.0
Bank	91,920	10.6	34,864	4.0	52,296	6.0
Tier 1 capital (to average assets)						
Consolidated	94,781	10.7	35,355	4.0	44,193	5.0
Bank	91,920	10.4	35,313	4.0	44,142	5.0
2001						
Total capital (to risk weighted assets)						
Consolidated	$ 95,430	14.3%	$ 53,584	8.0%	$ 66,980	10.0%
Bank	92,683	13.9	53,404	8.0	66,754	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	87,057	13.0	26,797	4.0	40,195	6.0
Bank	84,337	12.6	26,708	4.0	40,062	6.0
Tier 1 capital (to average assets)						
Consolidated	87,057	13.0	26,786	4.0	33,482	5.0
Bank	84,337	12.6	26,722	4.0	33,403	5.0

The Bank was categorized as well capitalized at year-end 2002 and 2001.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends the Bank can transfer to Mercantile and on the capital levels that must be maintained. At year-end 2002, under the most restrictive of these regulations (to remain well capitalized), the Bank could distribute approximately $9.8 million to Mercantile as dividends without prior regulatory approval.

The capital levels as of year-end 2002 and year-end 2001 include an adjustment for the 1.6 million trust preferred securities issued by Capital Trust in September 1999 subject to certain limitations. Federal Reserve guidelines limit the amount of trust preferred securities which can be included in Tier 1 capital of Mercantile to 25% of total Tier 1 capital. At year-end 2002 and year-end 2001, all $16.0 million of the trust preferred securities were included as Tier 1 capital of Mercantile.

(Continued)

NOTE 18 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

	2002	2001	2000
Unrealized holding gains and losses on available-for-sale securities	$ 1,249,000	$ 386,000	$ 1,379,000
Reclassification adjustments for gains and losses later recognized in income	(270,000)	(207,000)	275,000
Net unrealized gains and losses	979,000	179,000	1,654,000
Tax effect	(333,000)	(61,000)	(563,000)
Other comprehensive income	$ 646,000	$ 118,000	$ 1,091,000

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings per Share Basic	Earnings per Share Fully Diluted
2002					
First quarter	$ 11,040,000	$ 5,034,000	$ 1,604,000	$ 0.29	$ 0.30
Second quarter	11,639,000	5,735,000	1,716,000	0.32	0.31
Third quarter	12,318,000	6,282,000	2,156,000	0.40	0.39
Fourth quarter	12,635,000	6,603,000	2,281,000	0.42	0.41
2001					
First quarter	$ 10,856,000	$ 3,462,000	$ 915,000	$ 0.30	$ 0.30
Second quarter	11,011,000	3,698,000	777,000	0.23	0.23
Third quarter	11,530,000	4,352,000	1,338,000	0.29	0.29
Fourth quarter	11,222,000	4,906,000	1,453,000	0.29	0.28
2000					
First quarter	$ 7,864,000	$ 2,797,000	$ 500,000	$ 0.17	$ 0.17
Second quarter	8,848,000	3,004,000	636,000	0.23	0.23
Third quarter	9,741,000	3,133,000	778,000	0.28	0.28
Fourth quarter	10,382,000	3,341,000	881,000	0.30	0.29

(Continued)

NOTE 20 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS

Following are condensed parent company only financial statements.

CONDENSED BALANCE SHEETS

	2002	2001
ASSETS		
Cash and cash equivalents	$ 845,000	$ 626,000
Investment in subsidiaries	93,479,000	85,250,000
Other assets	2,445,000	2,462,000
Total assets	$ 96,769,000	$ 88,338,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	$ 440,000	$ 380,000
Guaranteed preferred beneficial interests in the Corporation's subordinated debentures	16,495,000	16,495,000
Shareholders' equity	79,834,000	71,463,000
Total liabilities and shareholders' equity	$ 96,769,000	$ 88,338,000

CONDENSED STATEMENTS OF INCOME

	2002	2001	2000
Income			
Dividends from subsidiaries	$ 1,583,000	$ 1,583,000	$ 1,583,000
Other	18,000	22,000	30,000
Total income	1,601,000	1,605,000	1,613,000
Expenses			
Interest expense	1,617,000	1,617,000	1,617,000
Other operating expenses	512,000	543,000	433,000
Total expenses	2,129,000	2,160,000	2,050,000
Income (loss) before income tax and equity in undistributed net income (loss) of subsidiaries	(528,000)	(555,000)	(437,000)
Federal income tax expense (benefit)	(702,000)	(698,000)	(649,000)
Equity in undistributed net income of subsidiary	7,583,000	4,340,000	2,583,000
Net income	$ 7,757,000	$ 4,483,000	$ 2,795,000

(Continued)

NOTE 20 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 7,757,000	$ 4,483,000	$ 2,795,000
Adjustments to reconcile net income to net cash from operating activities			
Equity in undistributed income of subsidiary	(7,583,000)	(4,340,000)	(2,583,000)
Change in other assets	17,000	(662,000)	(267,000)
Change in other liabilities	60,000	10,000	12,000
Net cash from operating activities	251,000	(509,000)	(44,000)
Cash flows from financing activities			
Net proceeds from sale of common stock	(37,000)	35,009,000	0
Capital investment into Mercantile Bank of West Michigan	0	(34,500,000)	0
Stock option exercises	6,000	0	0
Fraction shares paid	(1,000)	(1,000)	0
Net cash from financing activities	(32,000)	508,000	0
Net change in cash and cash equivalents	219,000	(1,000)	(44,000)
Cash and cash equivalents at beginning of period	626,000	627,000	671,000
Cash and cash equivalents at end of period	$ 845,000	$ 626,000	$ 627,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 6, 2003.

MERCANTILE BANK CORPORATION

/s/ Gerald R. Johnson, Jr.
Gerald R. Johnson, Jr.
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 6, 2003.

/s/ Betty S. Burton
Betty S. Burton, Director

/s/ David M. Cassard
David M. Cassard, Director

/s/ Edward J. Clark
Edward J. Clark, Director

/s/ Peter A. Cordes
Peter A. Cordes, Director

/s/ C. John Gill
C. John Gill, Director

/s/ Doyle A. Hayes
Doyle A. Hayes, Director

/s/ David M. Hecht
David M. Hecht, Director

/s/ Gerald R. Johnson, Jr.
Gerald R. Johnson, Jr., Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Susan K. Jones
Susan K. Jones, Director

/s/ Lawrence W. Larsen
Lawrence W. Larsen, Director

/s/ Calvin D. Murdock
Calvin D. Murdock, Director

/s/ Michael H. Price
Michael H. Price, Director, President and Chief Operating Officer

/s/ Dale J. Visser
Dale J. Visser, Director

/s/ Donald Williams
Donald Williams, Director

/s/ Robert M. Wynalda
Robert M. Wynalda, Director

/s/ Charles E. Christmas
Charles E. Christmas, Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)

CERTIFICATIONS

Certification by Principal Executive Officer

I, Gerald R. Johnson, Jr., Chairman and Chief Executive Officer of Mercantile Bank Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bank Corporation (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

/s/ Gerald R. Johnson, Jr.
Gerald R. Johnson, Jr.
Chairman and Chief Executive Officer

Certification by Principal Financial Officer

I, Charles E. Christmas, Senior Vice President, Chief Financial Officer and Treasurer of Mercantile Bank Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bank Corporation (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

/s/ Charles E. Christmas
Charles E. Christmas
Senior Vice President, Chief Financial Officer
and Treasurer

Corporate Information

DIRECTORS AND EXECUTIVE OFFICERS

Betty S. Burton
Project Manager, Community Outreach & Diversity, Metropolitan Hospital

David M. Cassard
President, The Waters Corporation

Edward J. Clark
Chairman/CEO, American Seating Company

Peter A. Cordes
President & CEO, GWI Engineering, Inc.

C. John Gill
Retired Executive, Gill Industries

Doyle A. Hayes
President & CEO, Pyper Products Corporation

David M. Hecht
Attorney, Counsel to RDV Corporation

Gerald R. Johnson, Jr.
Chairman & CEO, Mercantile Bank Corporation

Susan K. Jones
Owner - Susan K. Jones & Associates; Professor - Ferris State University; Partner - The Callahan Group LLP

Lawrence W. Larsen
President & CEO, Central Industrial Supply Company

Calvin D. Murdock
President, SF Supply, Inc.

Michael H. Price
President & COO, Mercantile Bank Corporation

Dale J. Visser
Chairman, Visser Brothers, Inc.

Donald Williams, Sr.
Retired Dean & Director of Minority Affairs, Grand Valley State University

Robert M. Wynalda
Retired Executive, Wynalda Litho

OFFICERS
Mercantile Bank of West Michigan

Sonali Allen
Vice President, Branch Manager (Kentwood)

Kelly M. Becker
Electronic Banking Supervisor, Officer

Keane A. Blaszczynski
Vice President, Commercial Loan Officer

Cathleen D. Calveneau
Assistant Branch Manager (Downtown), Officer

Charles E. Christmas
Senior Vice President, Chief Financial Officer & Treasurer

Kimberly A. Christmas
Assistant Vice President, Branch Manager (Alpine)

Kevin R. DeVries
Assistant Vice President, Operations Officer

Jodi L. Domanski
Assistant Vice President, Retail Loan & Collections Officer

Harold L. Drenten
Senior Vice President, Business Development Officer

Raymond A. Duimstra
Assistant Vice President, Commercial Loan Officer

Donald E. Fochtman
Vice President, Investment Broker

Kent G. Gagnon
Assistant Vice President, Business Development Officer

Terri L. Gray
Assistant Vice President, Retail Loan Officer

Sarah M. Hodgkins
Assistant Vice President, Operations Project Manager

Mark R. Hoffhines
Senior Vice President, Commercial Loan Officer

Brenda K. Ingersoll
Assistant Vice President, Commercial Loan Operations Supervisor

Sandy K. Jager
Vice President, Internal Auditor

Gerald R. Johnson, Jr.
Chairman

Mildred L. Johnson
Assistant Vice President, Accounting Manager

Patricia K. Julien
Senior Vice President, Commercial Loan Officer

Jeffrey R. Kaiser
Loan Review Officer

Robert B. Kaminski, Jr.
COO, Senior Vice President, Cashier, CRA Officer & Secretary to the Board

Thomas J. Kelly
Senior Vice President, Commercial Loan Officer

Michael R. Kroft
Operations IT Technician, Officer

Wanda Martinez
Assistant Branch Manager (Wyoming), Officer

Danna A. Mathiesen
Assistant Vice President, Branch Manager (Wyoming)

Jigsey R. Morgan
Assistant Vice President, Operations Quality/Risk Manager

Robert M. Nicey
Vice President, Commercial Loan Officer

Gordon L. Oosting
Senior Vice President, Commercial Loan Officer

Michael H. Price
President & CEO

Deborah A. Rogers
Senior Vice President, Business Development Officer & Marketing Officer

Michael J. Sankey
Vice President, Controller

John R. Schulte
Vice President, Director of Operations & Technology

Lindsay A. Spitler
Commercial Loan Portfolio Manager, Officer

Kevin M. Stacey
Vice President, Loan Review & Privacy Officer

Cheri L. Stanton
Vice President, Branch Manager (Downtown)

Jill L. Suchecki
Vice President, Branch Administrator & Retail Sales Manager

Audrey J. Versluis
Assistant Vice President, Special Services Manager

Michael F. Webster
Vice President, Commercial Loan Officer

Paul D. Wegener
Assistant Vice President, Loss Prevention & Security Manager

Lonna L. Wiersma
Senior Vice President, Human Resource Director

Craig A. Woodman
Senior Vice President, BIDCO Manager

Laurie A. Zurek
Assistant Vice President, Retail Loan Officer

OFFICERS
Mercantile Bank Mortgage Company

Brian A. Chisholm
President

Mark S. Augustyn
Senior Vice President, Commercial Loan Officer

Diane D. Baker
Assistant Vice President, Mortgage Loan Officer

Susan L. Hoffman
Assistant Vice President, Retail Loan Officer

Joy A. Hulst
Vice President, Retail Loan Officer

SHAREHOLDER INFORMATION

Annual Meeting
The Corporation's Annual Meeting of Shareholders will be held on Thursday, April 17, 2003, at Cascade Hills Country Club, 3725 Cascade Road SE, Grand Rapids MI 49546 at 9:00 a.m. EST.

Administrative Headquarters
5650 Byron Center Avenue SW
Wyoming MI 49509
616.406.3000

Legal Counsel
Dickinson Wright PLCC
500 Woodward Avenue Suite 4000
Detroit MI 48226-3425

Independent Certified Public Accountants
Crowe Chizek LLP
55 Campau Avenue NW
Grand Rapids MI 49503

Investor Relations
Margolin & Associates
c/o Linda Margolin
26800 Amhearst Circle Suite 302
Beachwood OH 44122

Common Stock Listing
Nasdaq National Market
Symbol: MBWM

Stock Registrar and Transfer Agent
EquiServe Trust Company, N.A.
C/O EquiServe
PO Box 43010
Providence RI 02940-3010
Shareholder Inquiries: 1.877.282.1169
www.equiserve.com

SEC Form 10-K
Copies of the Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge upon written request. Please mail your request to: Charles E. Christmas, Mercantile Bank Corporation, 5650 Byron Center Avenue SW, Wyoming, MI 49509.

Mercantile Bank Corporation does not discriminate on the basis of race, color, national origin, sex, religion, age or disability in employment or the provision of services.

Mission Statement

The mission of Mercantile Bank of West Michigan is to provide financial products and services in a highly professional and personalized manner. We recognize that our most important partners are our customers. We will satisfy our customers by delivering top quality service that distinguishes us from our competitors.

Our employees are our most valuable asset. We strive to hire exceptional team members and are committed to maintaining an environment of growth and development.

We recognize the importance of being strong supporters of the communities we serve, and pledge our commitment to making them stronger.

We believe that fulfilling our mission to our customers, employees and community will allow us to reward our shareholders with an excellent return on their investment in Mercantile Bank.

MERCANTILE
BANK CORPORATION

5650 Byron Center Avenue SW
Wyoming, MI 49509
616.406.3000

www.mercbank.com